UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Final Results dated 21 February 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 21, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC
Results Announcement

31 December 2018

Table of Contents

Results Announcement	Page
Notes	1
Performance Highlights	2-3
Group Chief Executive Officer's Review	4
Group Finance Director's Review	5-7
Results by Business
● Barclays UK	8-10
● Barclays International	11-14
● Head Office	15
Quarterly Results Summary	16
Quarterly Results by Business	17-22
Barclays Non-Core Results	23
Discontinued Operation Results	24
Performance Management
● Margins and Balances	25
● Remuneration	26-27
Risk Management
● Risk Management and Principal Risks	28
● Credit Risk	29-40
● Market Risk	41
● Treasury and Capital Risk	42-51
Statement of Directors' Responsibilities	52
Condensed Consolidated Financial Statements	53-57
Financial Statement Notes	58-63
Appendix: Non-IFRS Performance Measures	64-72
Shareholder Information	73

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays or Barclays Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2018 to the corresponding twelve months of 2017 and balance sheet analysis as at 31 December 2018 with comparatives relating to 31 December 2017. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/annual-reports.

The information in this announcement, which was approved by the Board of Directors on 20 February 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of these results will also be available from the Barclays Investor Relations website at home.barclays/investor-relations/reports-and-events/annual-reports and from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Group.

Non-IFRS performance measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 64 to 72 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the continuing impact of IFRS 9 implementation, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the United Kingdom from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group's control. As a result, the Barclays Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group's forward-looking statements. Additional risks and factors which may impact the Barclays Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Improved financial performance with Group return on tangible equity of 8.5% and earnings per share of 21.9p1

●	Delivering improving earnings for shareholders
●	Improving operating leverage and investing in medium term growth initiatives with a particular focus on capital light activities with attractive returns
●	Common equity tier 1 (CET1) ratio of 13.2% is at the end-state target of c.13%, with future profit generation supporting both investment and cash returns to shareholders

Returns1 Group RoTE targets of >9% in 2019 and >10% in 2020
●     Earnings per share (EPS) of 21.9p (2017: negative 3.5p) and Group return on tangible equity (RoTE) of 8.5% (2017: negative 1.2%), with profit before tax (PBT) up 20% to £5.7bn
●     Barclays UK RoTE of 16.7% (2017: 17.8%), as PBT decreased 3% to £2.4bn
●     Barclays International RoTE of 8.7% (2017: 4.4%), as PBT increased 10% to £3.9bn

Cost efficiency Group cost guidance of £13.6-13.9bn1 in 2019, and cost: income ratio of <60% over time
●   Group operating expenses decreased 2% to £13.9bn in line with guidance after excluding a charge for Guaranteed Minimum Pensions (GMP)
●   The cost: income ratio, excluding litigation and conduct charges, improved to 66% (2017: 68%)
●  Creating capacity within the cost base through elimination of legacy costs and productivity savings via Barclays Execution Services (BX) to improve operating leverage and investment in medium term growth initiatives, while delivering a reduction in absolute costs in 2018

Capital and dividends At end-state CET1 ratio target of c.13% 6.5p total dividend for 2018
●    Generated 140bps of capital from profits, more than offset by 71bps impact from litigation and conduct charges, 53bps from ordinary dividends and Additional Tier 1 (AT1) coupons paid and foreseen, and 33bps from the decision to redeem Preference Shares and Additional Tier 1 (AT1) securities in December 2018
●  Capital returns policy updated - progressive ordinary dividend, supplemented by share buybacks as and when appropriate

●
Barclays Group profit before tax was £3.5bn (2017: £3.5bn) which included litigation and conduct charges of £2.2bn (2017: £1.2bn) principally related to a £1.4bn settlement with the US Department of Justice (DoJ) with regard to Residential Mortgage-Backed Securities (RMBS) and charges of £0.4bn (2017: £0.7bn) due to Payment Protection Insurance (PPI) in Q118

●
Excluding litigation and conduct charges, Group profit before tax increased 20% to £5.7bn despite the adverse effect of the 3% depreciation of average USD against GBP. Income was stable and operating expenses reduced 2%. The cost: income ratio improved to 66% (2017: 68%) which included a £140m charge to reflect the estimated increase in pension obligations due to GMP. Credit impairment charges reduced 37% to £1.5bn including updates for consensus-based macroeconomic forecasts in the UK and US during the year and the prudent management of credit risk. This improvement was partially offset by a Q418 £150m specific charge for the impact of the anticipated economic uncertainty in the UK

●
Barclays UK profit before tax increased to £2.0bn (2017: £1.7bn). Excluding litigation and conduct, profit before tax decreased 3% to £2.4bn reflecting a 5% increase in impairment charges, due to a £100m charge for the anticipated economic uncertainty in the UK. Income was stable as lower interest margins were offset by strong balance sheet growth. Expenses increased 1% reflecting continued investment to grow the business and improve future operating efficiency. RoTE excluding litigation and conduct was 16.7% (2017: 17.8%)

●
Barclays International profit before tax increased to £3.8bn (2017: £3.3bn). Income growth in Markets and the Consumer, Cards and Payments business was offset by the non-recurrence of prior year one-offs, from a US asset card sale and a valuation gain on Barclays' preference shares in Visa Inc, and lower Banking income. Credit impairment charges decreased 56% primarily due to single name recoveries, updates for consensus-based macroeconomic forecasts in the UK and US, non-recurrence of single name charges in 2017 and the repositioning of the US cards portfolio towards a lower risk mix. Total operating expenses decreased 2% as continued investments in business growth, talent and technology were offset by lower costs for restructuring and structural reform. RoTE excluding litigation and conduct was 8.7% (2017: 4.4%), with the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments delivering 7.1% and 17.3% (2017: 2.2% and 16.8%) respectively

●
Attributable profit was £1.4bn (2017: loss of £1.9bn). This reflected the non-recurrence of a £2.5bn loss related to the sell down of Barclays Africa Group Limited (BAGL) and a tax charge of £1.1bn compared to a 2017 charge of £2.2bn which included a one-off net charge of £0.9bn due to the re-measurement of US deferred tax assets (DTAs). Basic earnings per share was 9.4p (2017: loss per share of 10.3p) and excluding litigation and conduct was 21.9p (2017: loss per share of 3.5p)

●
Tangible net asset value (TNAV) per share was 262p (December 2017: 276p) as 21.9p of earnings per share, excluding litigation and conduct, was more than offset by the implementation of IFRS 9, impact of litigation and conduct charges, the redemption of Preference Shares and AT1 securities, as well as dividend payments. In Q418 TNAV increased by 2p, the third consecutive quarter of TNAV accretion

1	Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13%.

Barclays Group results
for the year ended	31.12.18	31.12.17
	£m	£m	% Change
Total income	21,136	21,076	-
Credit impairment charges and other provisions	(1,468)	(2,336)	37
Net operating income	19,668	18,740	5
Operating costs	(13,627)	(13,884)	2
UK bank levy	(269)	(365)	26
Operating expenses	(13,896)	(14,249)	2
GMP charge	(140)	-
Litigation and conduct	(2,207)	(1,207)	(83)
Total operating expenses	(16,243)	(15,456)	(5)
Other net income	69	257	(73)
Profit before tax	3,494	3,541	(1)
Tax charge	(1,122)	(2,240)	50
Profit after tax in respect of continuing operations	2,372	1,301	82
Loss after tax in respect of discontinued operation	-	(2,195)
Non-controlling interests in respect of continuing operations	(226)	(249)	9
Non-controlling interests in respect of discontinued operation	-	(140)
Other equity instrument holders1	(752)	(639)	(18)
Attributable profit/(loss)	1,394	(1,922)

Performance measures
Return on average tangible shareholders' equity1	3.6%	(3.6%)
Average tangible shareholders' equity (£bn)	44.1	48.9
Cost: income ratio	77%	73%
Loan loss rate (bps)2	44	57
Basic earnings/(loss) per share1	9.4p	(10.3p)
Dividend per share	6.5p	3.0p

Performance measures excluding litigation and conduct3
Profit before tax	5,701	4,748	20
Attributable profit/(loss)	3,530	(772)
Return on average tangible shareholders' equity1	8.5%	(1.2%)
Cost: income ratio	66%	68%
Basic earnings/(loss) per share1	21.9p	(3.5p)

Balance sheet and capital management4	£bn	£bn
Tangible net asset value per share	262p	276p
Common equity tier 1 ratio	13.2%	13.3%
Common equity tier 1 capital	41.1	41.6
Risk weighted assets	311.9	313.0
UK leverage ratio	5.1%	5.1%
UK leverage exposure	999	985
Average UK leverage ratio5	4.5%	4.9%
Average UK leverage exposure5	1,110	1,045

Funding and liquidity
Group liquidity pool (£bn)	227	220
Liquidity coverage ratio	169%	154%
Loan: deposit ratio	83%	81%

1
The profit after tax attributable to other equity instrument holders of £752m (2017: £639m) is offset by a tax credit recorded in reserves of £203m (2017: £174m). The net amount of £549m (2017: £465m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

2	Comparatives calculated based on gross loans and advances at amortised cost prior to the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.
4	Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR). This includes IFRS 9 transitional arrangements.
5	The average UK leverage ratio and exposure are for Q4, refer to page 49 for details on the averaging methodology for both 2018 and 2017.
6	The fully loaded CET1 ratio was 12.8%, with £39.8bn of CET1 capital and £311.8bn of Risk Weights Assets (RWA), calculated without applying the transitional arrangements of the CRR.

Group Chief Executive Officer's Review

"2018 represented a very significant period for Barclays.

In the course of the year, having resolved major legacy issues and reduced the drag from low returning businesses, we started to see the earnings potential of the bank, as the strategy we have implemented began to deliver.

This was evident in the improved performance across the Group compared to 2017.

Excluding litigation and conduct, profits before tax were up by 20% to £5,701m and our Group Return on Tangible Equity was 8.5% for the year - close to our 2019 financial target of greater than 9%.

Earnings per share excluding litigation and conduct for the full year was 21.9p. Our CET1 capital ratio of 13.2% is at our target of around 13%, and we have grown tangible book value for three quarters in a row.

The progress made on these key measures demonstrates that our plan is working and we have a strong foundation on which to achieve our returns targets for this year and next.

The fundamental strength of our Group rests on a diversified, though connected, portfolio of businesses. Barclays is well diversified by geography, by product and by currency between our consumer and wholesale businesses, designed to produce consistent and attractive returns through the economic cycle. The results for 2018 demonstrate this.

Our overriding priority for 2019 and 2020 is the attainment of our returns targets. Beyond those we are also focusing on medium term revenue growth opportunities - opportunities which rely on technology rather than capital. Such investment and focus beyond the immediate was simply not a viable option during the many years of reshaping this company. The efficiencies we have driven have created the capacity to invest to strengthen and grow our business within our cost guidance of £13.6-13.9bn for 2019, although we have the ability to flex that investment to a degree to support our RoTE targets if the environment requires us to do so.

In 2018, based on our strong capital generation, Barclays restored the dividend to 6.5p and redeemed expensive preference shares dating from the financial crisis. This is excellent progress, but not sufficient.

Going forward the principal calls on future earnings should now be returns to shareholders and investing to grow the business. We will use the strong capital generation of the bank to return a greater proportion of those earnings to shareholders by way of dividends and to supplement those dividends with additional returns, including share buybacks. I am optimistic for our prospects to do more in 2019 and beyond."

James E Staley, Group Chief Executive Officer

Group Finance Director's Review

Results for the year reflected good progress against our strategy. Excluding litigation and conduct charges, the Group return on tangible equity was 8.5% with earnings per share of 21.9p. Stable income and a reduction in operating expenses drove positive jaws and an improved cost: income ratio of 66%, with a 37% improvement in credit impairment charges resulting in a 20% increase in profit before tax despite the 3% depreciation of average USD against GBP.

The CET1 ratio of 13.2% is at the end-state target, and Barclays declares a total dividend of 6.5p for 2018.

Group performance

●
Profit before tax was £3,494m (2017: £3,541m). Excluding litigation and conduct charges, profit before tax increased 20% to £5,701m driven by an improvement in credit impairment charges and a reduction in operating expenses. The 3% depreciation of average USD against GBP adversely impacted profits

●
Total income was £21,136m (2017: £21,076m). Barclays UK income was stable as lower interest margins were offset by strong balance sheet growth. Barclays International income growth in Markets, which increased 9%, was offset by lower Banking income, primarily from a 20% decrease in Corporate lending income reflecting the strategy of redeploying Risk Weighted Assets (RWAs) to higher returning businesses. Consumer, Cards and Payments income growth was offset by the non-recurrence of prior year one-offs, from a US asset card sale and a valuation gain on Barclays' preference shares in Visa Inc. Head Office income was a net expense of £273m (2017: £159m), and the Group benefited from the non-recurrence of negative income associated with the former Non-Core division, which was closed on 1 July 2017

●
Credit impairment charges decreased 37% to £1,468m primarily driven by single name recoveries, updates to consensus-based macroeconomic forecasts in the UK and US during the year, the non-recurrence of single name charges in 2017, portfolio adjustments as IFRS 9 has continued to embed and the prudent management of credit risk, including the impact of repositioning the US cards portfolio towards a lower risk mix. This decrease was partially offset by a Q418 £150m specific charge for the impact of the anticipated economic uncertainty in the UK. The Barclays Group loan loss rate was 44bps (2017: 57bps)

●
Operating expenses of £13,896m (2017: £14,249m) reduced 2% as continued investment to grow the business and improve future operating efficiency was more than offset by elimination of legacy costs, productivity savings and a lower bank levy charge due to a reduction in the levy rate and the impact of prior year adjustments. The cost: income ratio, excluding litigation and conduct, reduced to 66% (2017: 68%)

●
Total operating expenses of £16,243m (2017: £15,456m) included litigation and conduct charges of £2,207m (2017: £1,207m) and a £140m charge for GMP in relation to the equalisation of obligations for members of the Barclays Bank UK Retirement Fund (UKRF). There was no capital impact of the GMP charge as, at 31 December 2018, the UKRF remained in accounting surplus

●	Other net income declined to £69m (2017: £257m) primarily reflecting the non-recurrence of gains on the sales of Barclays' share in VocaLink and a joint venture in Japan in Q217
●
The Group's effective tax rate reduced to 32.1% (2017: 63.3%). The 2017 rate included a one-off net charge due to the re-measurement of DTAs as a result of the reduction in the US federal corporate income tax rate. The underlying effective tax rate was 20.9% (2017: 29.4%), due to the lower US federal corporate income tax rate and the beneficial impact of adjustments to prior periods recognised in 2018

●
The Group's underlying effective tax rate for future periods is expected to be in the low-to mid-20 percents, excluding the impact of the future accounting change that will require tax relief on payments in relation to AT1 instruments to be recognised in the income statement, as opposed to retained earnings

●
Attributable profit was £1,394m (2017: loss of £1,922m). This reflected the non-recurrence of a £2.5bn loss related to the sell down of BAGL and a tax charge of £1,122m compared to a 2017 charge of £2,240m which included a one-off net charge of £0.9bn due to the re-measurement of US DTAs

●
RoTE was 8.5% (2017: negative 1.2%) and earnings per share was 21.9p (2017: loss per share of 3.5p), excluding litigation and conduct. Statutory RoTE was 3.6% (2017: negative 3.6%) and basic earnings per share was 9.4p (2017: loss per share 10.3p)

●
TNAV per share was 262p (December 2017: 276p) as 21.9p of earnings per share, excluding litigation and conduct, was more than offset by the implementation of IFRS 9, impact of litigation and conduct charges, the redemption of Preference Shares and AT1 securities, as well as dividend payments. In Q418 TNAV increased by 2p, the third consecutive quarter of TNAV accretion

Group capital and leverage

●	Barclays' CET1 ratio ended the year at 13.2% (December 2017: 13.3%), at our end-state target of c.13%
●
CET1 capital decreased £0.5bn to £41.1bn as underlying profit generation of £4.2bn, was more than offset by £2.1bn of litigation and conduct charges, as the bank resolved major legacy matters, £1.7bn for ordinary dividends and AT1 coupons paid and foreseen, and £1.0bn from the redemption of capital instruments

●
RWAs remained broadly stable at £311.9bn (December 2017: £313.0bn). The Group continued to actively manage capital allocation to businesses during the year, including the redeployment of RWAs within CIB to higher returning businesses, while targeting growth in selected consumer businesses in Barclays UK and Consumer, Cards and Payments. Within Barclays UK, the increase in RWAs included the impact of a change in the regulatory methodology for the Education, Social Housing and Local Authority (ESHLA) portfolio which was partly offset by a reduction in Head Office due to the regulatory deconsolidation of BAGL

●
The UK leverage ratio remained flat at 5.1% (December 2017: 5.1%). The UK leverage exposure increased marginally to £999bn (December 2017: £985bn) including securities financing transactions (SFTs), due to the CIB utilising leverage balance sheet more efficiently within high returning financing businesses. The average UK leverage ratio decreased to 4.5% (December 2017: 4.9%)

Group funding and liquidity

●
The liquidity pool increased to £227bn (December 2017: £220bn) driven largely by net deposit growth across businesses. The liquidity coverage ratio (LCR) increased to 169% (December 2017: 154%), equivalent to a surplus of £90bn (December 2017: £75bn) to the 100% regulatory requirement. Barclays Group also continued to maintain surpluses to its internal liquidity requirements. The strong liquidity position reflects the Barclays Group's prudent approach given the continued macroeconomic uncertainty

●
Barclays Group issued £12.2bn of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in a range of tenors and currencies. Barclays Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 28.1% as at 31 December 2018 relative to an estimated requirement including requisite buffers of 30.0% by 1 January 2022

●	Barclays Bank PLC continued to issue in the shorter-term markets and Barclays Bank UK PLC issued in the shorter-term and secured markets, helping to maintain their stable and diversified funding bases
●
The overall funding structure has improved further - Barclays Group has continued to reduce its reliance on short-term wholesale funding, where the proportion maturing in less than 1 year fell to 30% (December 2017: 31%)

Other matters

●
In Q118 Barclays reached a settlement with the US DoJ to resolve the civil complaint brought by the DoJ in December 2016 relating to RMBS sold by Barclays between 2005 and 2007. Barclays paid a civil monetary penalty of $2.0bn (£1.4bn)

●
In May 2018 Barclays announced that the Crown Court had dismissed all of the charges that had been brought by the Serious Fraud Office (SFO) against Barclays PLC and Barclays Bank PLC regarding matters which arose in the context of Barclays' capital raisings in 2008. In October 2018, the High Court denied the SFO's application to reinstate the charges, which were consequently dismissed

●
Additional charges of £0.4bn (2017: £0.7bn) relating to PPI were recognised in Q118. The remaining PPI provision as at 31 December 2018 was £0.9bn (December 2017: £1.6bn) to cover claims through to the deadline of 29 August 2019. Management views its current PPI provision as appropriate, but will continue to closely monitor complaint trends and the associated provision adequacy

●
On 1 April 2018 Barclays successfully established its ring-fenced bank, Barclays Bank UK PLC, after receiving approval from the Prudential Regulation Authority (PRA) and the High Court of Justice of England and Wales to implement the ring-fencing transfer scheme under Part VII of the Financial Services Markets Act 2000

●
In Q418 Barclays Bank Ireland PLC (BBI) received confirmation of its extended banking licence as part of Barclays' plans to expand BBI in anticipation of the UK's departure from the EU in March 2019. On 29 January 2019 Barclays received approval from the High Court of Justice of England and Wales for its banking business transfer scheme application under Part VII of the Financial Services and Markets Act 2000

Dividends

●	A half year dividend of 2.5p per share was paid on 17 September 2018. Barclays declares a full year dividend of 4.0p per share, resulting in a total dividend of 6.5p per share for 2018
●
Barclays understands the importance of delivering attractive cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. It is also the Board's intention to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as and when appropriate

Outlook and guidance

●
Barclays is on track in the execution of its strategy and continues to target a RoTE1 of greater than 9% for 2019 and greater than 10% for 2020 and operating expenses1 guidance in the range of £13.6-13.9bn for 2019. The Group's 2018 results reflect good progress towards these targets

Tushar Morzaria, Group Finance Director

1	Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13%.

Results by Business

Barclays UK	Year ended	Year ended
	31.12.18	31.12.17
Income statement information	£m	£m	% Change
Net interest income	6,028	6,086	(1)
Net fee, commission and other income	1,355	1,297	4
Total income	7,383	7,383	-
Credit impairment charges and other provisions	(826)	(783)	(5)
Net operating income	6,557	6,600	(1)
Operating costs	(4,075)	(4,030)	(1)
UK bank levy	(46)	(59)	22
Litigation and conduct	(483)	(759)	36
Total operating expenses	(4,604)	(4,848)	5
Other net income/(expenses)	3	(5)
Profit before tax	1,956	1,747	12
Attributable profit	1,158	853	36

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	187.6	183.8
Total assets	249.7	237.4
Customer deposits at amortised cost	197.3	193.4
Loan: deposit ratio	96%	95%
Risk weighted assets	75.2	70.9
Period end allocated tangible equity	10.2	9.6

Key facts
Average loan to value of mortgage portfolio	48%	48%
Average loan to value of new mortgage lending	65%	64%
Number of branches	1,058	1,208
Mobile banking active customers	7.3m	6.4m
30 day arrears rate - Barclaycard Consumer UK	1.8%	1.8%

Performance measures
Return on average allocated tangible equity	11.9%	9.8%
Average allocated tangible equity (£bn)	10.0	9.1
Cost: income ratio	62%	66%
Loan loss rate (bps)1	43	42
Net interest margin	3.23%	3.49%

Performance measures excluding litigation and conduct2	£m	£m
Profit before tax	2,439	2,506	(3)
Attributable profit	1,630	1,586	3
Return on average allocated tangible equity	16.7%	17.8%
Cost: income ratio	56%	55%

1	Comparatives calculated based on gross loans and advances at amortised cost prior to the balance sheet presentation change and IAS 39 impairment charge.
2	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Year ended	Year ended
	31.12.18	31.12.17
Analysis of total income	£m	£m	% Change
Personal Banking1	4,006	4,214	(5)
Barclaycard Consumer UK	2,104	1,977	6
Business Banking1	1,273	1,192	7
Total income	7,383	7,383	-

Analysis of credit impairment charges and other provisions
Personal Banking1	(173)	(221)	22
Barclaycard Consumer UK	(590)	(541)	(9)
Business Banking1	(63)	(21)
Total credit impairment charges and other provisions	(826)	(783)	(5)

Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking1	146.0	141.3
Barclaycard Consumer UK	15.3	16.4
Business Banking1	26.3	26.1
Total loans and advances to customers at amortised cost	187.6	183.8

Analysis of customer deposits at amortised cost
Personal Banking1	154.0	153.1
Barclaycard Consumer UK	-	-
Business Banking1	43.3	40.3
Total customer deposits at amortised cost	197.3	193.4

1	In Q218, Wealth was reclassified from Wealth, Entrepreneurs & Business Banking (now named Business Banking) to Personal Banking. Comparatives have been restated.

In 2018, Barclays officially stood up Barclays Bank UK PLC as part of structural reform, being the first bank in the UK to become legally ring-fenced. Throughout 2018, Barclays UK has maintained its position in the market as a leader in innovation, investing to transform customer interactions. Building long term, meaningful customer and client relationships continues to deliver sustainable balance sheet growth and returns, within a prudent risk appetite. This is further enhanced by investment to automate and digitise the provision of tailored products and services, meeting customers' needs on their terms.

2018 compared to 2017

Income statement

●
RoTE excluding litigation and conduct was 16.7% (2017: 17.8%) reflecting the continuing strength of Barclays UK business. Including litigation and conduct charges of £483m (2017: £759m), RoTE increased to 11.9% (2017: 9.8%)

●	Total income was stable at £7,383m (2017: £7,383m) as lower interest margins were offset by strong balance sheet growth in secured lending and customer deposits
-
Personal Banking income decreased 5% to £4,006m as continued momentum in mortgage lending and growth in customer deposits was more than offset by the non-recurrence of an update to effective interest rate modelling in Q417, a valuation gain on Barclays' preference shares in Visa Inc. in Q117 and the realignment of clients from Barclays UK to Barclays International as part of structural reform

	-	Barclaycard Consumer UK income increased 6% to £2,104m reflecting a focus on sustainable growth and the non-recurrence of remediation provisioning in H217
	-	Business Banking income increased 7% to £1,273m driven by strong deposit growth and the realignment of clients from Barclays International to Barclays UK as part of structural reform
	-	Net interest margin decreased 26bps to 3.23% reflecting growth in secured lending at lower margins and the integration of the ESHLA portfolio
●
Credit impairment charges increased 5% to £826m primarily due to a Q418 £100m specific charge for the impact of the anticipated economic uncertainty in the UK. This was partially offset by improved consensus-based macroeconomic forecasts during the year and the continued prudent management of credit risk reflected in the broadly stable 30 and 90 day arrears rates in UK cards of 1.8% (2017: 1.8%) and 0.9% (2017: 0.8%) respectively

●
Operating expenses excluding litigation and conduct increased 1% to £4,121m as continued investment to grow the business, including digitisation of the bank and improvements to future operating efficiency, were partially offset by cost efficiencies and lower costs of setting up the ring-fenced bank. The cost: income ratio excluding litigation and conduct was 56% (2017: 55%)

Balance sheet

●	Loans and advances to customers at amortised cost increased 2% to £187.6bn reflecting £4.6bn of mortgage growth
●	Total assets increased 5% to £249.7bn reflecting increases in the liquidity pool including the transfer of treasury assets from Head Office and loans and advances to customers
●
Customer deposits at amortised cost increased 2% to £197.3bn as strong deposit growth was partially offset by the net realignment of clients between Barclays UK and Barclays International as part of structural reform

●	RWAs increased to £75.2bn (December 2017: £70.9bn) primarily due to growth in mortgages and UK cards, and regulatory methodology changes for the ESHLA portfolio

Barclays International	Year ended	Year ended
	31.12.18	31.12.17
Income statement information	£m	£m	% Change
Net interest income	3,815	4,307	(11)
Net trading income	4,450	3,971	12
Net fee, commission and other income	5,761	6,104	(6)
Total income	14,026	14,382	(2)
Credit impairment charges and other provisions	(658)	(1,506)	56
Net operating income	13,368	12,876	4
Operating costs	(9,324)	(9,321)	-
UK bank levy	(210)	(265)	21
Litigation and conduct	(127)	(269)	53
Total operating expenses	(9,661)	(9,855)	2
Other net income	68	254	(73)
Profit before tax	3,775	3,275	15
Attributable profit	2,441	847

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	127.2	126.8
Trading portfolio assets	104.0	113.0
Derivative financial instrument assets	222.1	236.2
Derivative financial instrument liabilities	219.6	237.8
Financial assets at fair value through the income statement	144.7	104.1
Total assets	862.1	856.1
Deposits at amortised cost	197.2	187.3
Loan: deposit ratio	65%	68%
Risk weighted assets	210.7	210.3
Period end allocated tangible equity	29.9	27.5

Performance measures
Return on average allocated tangible equity	8.4%	3.4%
Average allocated tangible equity (£bn)	31.0	28.1
Cost: income ratio	69%	69%
Loan loss rate (bps)1	50	75
Net interest margin	4.11%	4.16%

Performance measures excluding litigation and conduct2	£m	£m
Profit before tax	3,902	3,544	10
Attributable profit	2,547	1,107
Return on average allocated tangible equity	8.7%	4.4%
Cost: income ratio	68%	67%

1	Comparatives calculated based on gross loans and advances at amortised cost prior to the balance sheet presentation change and IAS 39 impairment charge.
2	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Corporate and Investment Bank	Year ended	Year ended
	31.12.18	31.12.17
Income statement information	£m	£m	% Change
FICC1	2,863	2,875	-
Equities	2,037	1,629	25
Markets	4,900	4,504	9
Banking fees	2,531	2,612	(3)
Corporate lending	878	1,093	(20)
Transaction banking	1,627	1,629	-
Banking	5,036	5,334	(6)
Other	(171)	40
Total income	9,765	9,878	(1)
Credit impairment releases/(charges) and other provisions	150	(213)
Net operating income	9,915	9,665	3
Operating expenses	(7,281)	(7,475)	3
Litigation and conduct	(68)	(267)	75
Total operating expenses	(7,349)	(7,742)	5
Other net income	27	133	(80)
Profit before tax	2,593	2,056	26

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	86.4	88.2
Deposits at amortised cost	136.3	128.0
Risk weighted assets	170.9	176.2

Performance measures
Return on average allocated tangible equity	6.9%	1.1%
Average allocated tangible equity (£bn)	26.0	24.0

Performance measures excluding litigation and conduct2	£m	£m
Profit before tax	2,661	2,323	15
Return on average allocated tangible equity	7.1%	2.2%

1	Fixed income, currencies and commodities (FICC) is composed of Credit and Macro income.
2	Refer to pages 64 to 72 for more information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Consumer, Cards and Payments	Year ended	Year ended
	31.12.18	31.12.17
Income statement information	£m	£m	% Change
Total income	4,261	4,504	(5)
Credit impairment charges and other provisions	(808)	(1,293)	38
Net operating income	3,453	3,211	8
Operating expenses	(2,253)	(2,111)	(7)
Litigation and conduct	(59)	(2)
Total operating expenses	(2,312)	(2,113)	(9)
Other net income	41	121	(66)
Profit before tax	1,182	1,219	(3)

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	40.8	38.6
Deposits at amortised cost	60.9	59.3
Risk weighted assets	39.8	34.1

Key facts
30 day arrears rate - Barclaycard US	2.7%	2.6%
Total number of Barclaycard business clients	374,000	366,000
Value of payments processed (£bn)	344	322

Performance measures
Return on average allocated tangible equity	16.5%	16.7%
Average allocated tangible equity (£bn)	5.0	4.2

Performance measures excluding litigation and conduct1	£m	£m
Profit before tax	1,241	1,221	2
Return on average allocated tangible equity	17.3%	16.8%

1	Refer to pages 64 to 72 for more information and calculations of performance measures excluding litigation and conduct.

In 2018, Barclays International made good progress on executing our strategy and improving returns, delivering underlying growth in Consumer, Cards & Payments; a strong performance in Markets, where the global ranking improved one place; and a record year for Advisory within Banking. This progress gives confidence that by continuing to build out the businesses through targeted deployment of financial resources and investments in talent and technology, growth can be accelerated towards achieving increased returns.

2018 compared to 2017

Income statement

●
Profit before tax increased 10% to £3,902m achieving a RoTE of 8.7% (2017: 4.4%), reflecting improved returns in both CIB of 7.1% (2017: 2.2%) and Consumer, Cards and Payments of 17.3% (2017: 16.8%) excluding litigation and conduct

●	The 3% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses
●	Total income was £14,026m (2017: £14,382m)
	-	CIB income of £9,765m decreased 1% as Markets income increased 9% to £4,900m, reflecting gains in market share1, offset by a decrease in Banking income of 6% to £5,036m
		-	FICC income was stable at £2,863m (2017: £2,875m) with significant share gains despite a challenging environment
-
Equities income increased 25% to £2,037m becoming one of the highest growing Equities franchises relative to peers, substantially improving our global ranking. This was driven by strength in derivatives and continued growth in the equity financing franchise through increased client balances, together with technology investment, which resulted in higher  electronic revenues

-
Banking fee income decreased 3% to £2,531m as Barclays maintained its highest rank and global fee share in 4 years, including a record year in Advisory, which was more than offset by debt and equity underwriting fees being down across the industry

-
Corporate lending income reduced 20% to £878m reflecting the strategy of redeploying RWAs within the CIB towards higher returning business and the transfer of clients between Barclays UK and Barclays International as part of structural reform

-
Transaction banking income was stable at £1,627m (2017: £1,629m) as strong and targeted growth in deposits was offset by the transfer of clients between Barclays UK and Barclays International as part of structural reform

-
Consumer, Cards and Payments income decreased 5% to £4,261m. Excluding material one-off items in both 2017 and 2018, related to US cards portfolio sales and revaluation of Barclays preference shares in Visa Inc, underlying income increased due to growth in US cards

●	Credit impairment charges decreased 56% to £658m
-
CIB credit impairment charges decreased to a release of £150m (2017: charge of £213m) primarily due to single namerecoveries, improved consensus-based macroeconomic forecasts during the year, the non-recurrence of single name charges in 2017 and the prudent management of credit risk, partially offset by a Q418 £50m specific charge for theanticipated economic uncertainty in the UK

-
Consumer, Cards and Payments credit impairment charges decreased 38% to £808m reflecting the non-recurrence of a £168m charge in Q317 relating to deferred consideration from the Q117 asset sale in US cards, improved consensus-based macroeconomic forecasts in the US and the impact of repositioning the US cards portfolio towards a lower risk mix

●
Total operating expenses decreased 2% to £9,661m as continued investments in business growth, talent and technology were offset by lower restructuring and structural reform costs, and a reduced impact from the change in compensation awards introduced in Q416

●
Other net income decreased to £68m (2017: £254m) due to the non-recurrence of a gain of £109m on the sale of Barclays' share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan in Q217

●	Attributable profit increased to £2,441m (2017: £847m) as 2017 was impacted by the one-off tax charge due to the re-measurement of US DTAs

Balance sheet

●	Loans and advances at amortised cost remained broadly flat at £127.2bn (December 2017: £126.8bn)
●
Derivative financial instrument assets and liabilities decreased £14.1bn to £222.1bn and £18.2bn to £219.6bn respectively, due to a decrease in interest rate derivatives, driven by an increase in major interest rate forward curves, and the adoption of daily settlement under the London Clearing House (LCH) rules, partially offset by increased foreign exchange and equity derivative volumes

●	Financial assets at fair value through the income statement increased £40.6bn to £144.7bn primarily due to the impact of the transition to IFRS 9 and increased reverse repurchase agreements activity
●	Total assets increased £6.0bn to £862.1bn including the transfer of treasury assets from Head Office
●	Deposits at amortised cost increased £9.9bn to £197.2bn, due to the integration of treasury liabilities from Head Office and a strong and targeted increase in deposits
●	RWAs were in line at £210.7bn (December 2017: £210.3bn) as reductions in CIB were offset by increased lending in Consumer, Cards & Payments

1	All Markets ranks and shares: Coalition, FY18 Preliminary Competitor Analysis based on the Coalition Index and Barclays' internal business structure.

Head Office	Year ended	Year ended
	31.12.18	31.12.17
Income statement information	£m	£m	% Change
Net interest income	(781)	(435)	(80)
Net fee, commission and other income	508	276	84
Total income	(273)	(159)	(72)
Credit impairment releases/(charges) and other provisions	16	(17)
Net operating income	(257)	(176)	(46)
Operating costs	(228)	(277)	18
UK bank levy	(13)	(41)	68
GMP charge	(140)	-
Litigation and conduct	(1,597)	(151)
Total operating expenses	(1,978)	(469)
Other net expenses	(2)	(189)	99
Loss before tax	(2,237)	(834)
Attributable loss	(2,205)	(868)

Balance sheet information	£bn	£bn
Total assets	21.5	39.7
Risk weighted assets	26.0	31.8
Period end allocated tangible equity	4.9	10.0

Performance measures
Average allocated tangible equity (£bn)	3.1	9.3

Performance measures excluding litigation and conduct1	£m	£m
Loss before tax	(640)	(683)	6
Attributable loss	(647)	(731)	11

1	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.

2018 compared to 2017

Income statement

●
Loss before tax excluding litigation and conduct was £640m (2017: £683m). Including litigation and conduct charges of £1,597m (2017: £151m) primarily related to the £1,420m settlement with the US DoJ relating to RMBS, loss before tax was £2,237m (2017: £834m)

●
Total income was an expense of £273m (2017: £159m) reflecting legacy capital instrument funding costs of £351m and hedge accounting expenses. This was partially offset by a one-off gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition in Q218, lower net expenses from treasury operations, higher Absa Group Limited dividend income and mark-to-market gains on legacy investments

●
Operating expenses excluding litigation and conduct and a GMP charge, reduced to £241m (2017: £318m) driven by lower costs associated with legacy Non-Core assets and businesses, and reduced bank levy. Total operating expenses of £1,978m (2017: £469m) included litigation and conduct charges of £1,597m (2017: £151m) and a £140m charge for GMP in relation to the equalisation of obligations for members of the Barclays Bank UKRF

●
Other net expenses were £2m (2017: £189m) due to non-recurrence of a £180m expense in Q217 on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt

Balance sheet

●	Total assets decreased to £21.5bn (December 2017: £39.7bn) reflecting the transfer of treasury assets to Barclays UK and Barclays International as part of structural reform
●	RWAs decreased to £26.0bn (December 2017: £31.8bn) reflecting the net reduction due to BAGL regulatory deconsolidation

Quarterly Results Summary

Barclays Group
	Q418	Q318	Q218	Q118	Q417	Q317	Q2171	Q1171
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,296	2,388	2,190	2,188	2,272	2,475	2,579	2,519
Net fee, commission and other income	2,777	2,741	3,386	3,170	2,750	2,698	2,479	3,304
Total income	5,073	5,129	5,576	5,358	5,022	5,173	5,058	5,823
Credit impairment charges and other provisions	(643)	(254)	(283)	(288)	(573)	(709)	(527)	(527)
Net operating income	4,430	4,875	5,293	5,070	4,449	4,464	4,531	5,296
Operating costs	(3,624)	(3,329)	(3,310)	(3,364)	(3,621)	(3,274)	(3,398)	(3,591)
UK bank levy	(269)	-	-	-	(365)	-	-	-
Operating expenses	(3,893)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)	(3,398)	(3,591)
GMP charge	(140)	-	-	-	-	-	-	-
Litigation and conduct	(60)	(105)	(81)	(1,961)	(383)	(81)	(715)	(28)
Total operating expenses	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)
Other net income/(expenses)	37	20	(7)	19	13	(2)	241	5
Profit/(loss) before tax	374	1,461	1,895	(236)	93	1,107	659	1,682
Tax charge	(145)	(240)	(433)	(304)	(1,138)	(324)	(305)	(473)
Profit/(loss) after tax in respect of continuing operations	229	1,221	1,462	(540)	(1,045)	783	354	1,209
Loss after tax in respect of discontinued operation	-	-	-	-	-	-	(1,537)	(658)

Attributable to:
Ordinary equity holders of the parent	(76)	1,002	1,232	(764)	(1,294)	583	(1,401)	190
Other equity instrument holders	230	176	175	171	181	157	162	139
Non-controlling interests in respect of continuing operations	75	43	55	53	68	43	59	79
Non-controlling interests in respect of discontinued operation	-	-	-	-	-	-	(3)	143

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,133.3	1,170.8	1,149.6	1,142.2	1,133.2	1,149.3	1,135.3	1,203.8
Tangible net asset value per share	262p	260p	259p	251p	276p	281p	284p	292p
Risk weighted assets	311.9	316.2	319.3	317.9	313.0	324.3	327.4	360.9
Average UK leverage exposure	1,110.0	1,119.0	1,081.8	1,089.9	1,044.6	1,035.1	1,092.2	1,130.4

Performance measures
Return on average tangible shareholders' equity	(0.1%)	9.4%	11.8%	(6.5%)	(10.3%)	5.1%	(11.0%)	1.8%
Average tangible shareholders' equity (£bn)	44.3	44.6	43.5	44.2	48.1	48.9	49.3	49.4
Cost: income ratio	81%	67%	61%	99%	87%	65%	81%	62%
Loan loss rate (bps)2	77	30	35	36	56	66	49	47
Basic (loss)/earnings per share	(0.1p)	6.1p	7.5p	(4.2p)	(7.3p)	3.7p	(8.0p)	1.3p

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	434	1,566	1,976	1,725	476	1,188	1,374	1,710
Attributable (loss)/profit	(14)	1,087	1,291	1,166	(943)	660	(698)	209
Return on average tangible shareholders' equity	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)	2.0%
Cost: income ratio	79%	65%	59%	63%	79%	63%	67%	62%
Basic earnings/(loss) per share	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)	1.5p

1	Results included Barclays Non-Core and the Africa Banking discontinued operation; refer to pages 23 to 24 for further detail.
2	Comparatives calculated based on gross loans and advances at amortised cost prior to the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.

Quarterly Results by Business

Barclays UK
	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,513	1,529	1,493	1,493	1,540	1,501	1,534	1,511
Net fee, commission and other income	350	367	343	295	330	351	286	330
Total income	1,863	1,896	1,836	1,788	1,870	1,852	1,820	1,841
Credit impairment charges and other provisions	(296)	(115)	(214)	(201)	(184)	(201)	(220)	(178)
Net operating income	1,567	1,781	1,622	1,587	1,686	1,651	1,600	1,663
Operating costs	(1,114)	(988)	(968)	(1,005)	(1,117)	(980)	(974)	(959)
UK bank levy	(46)	-	-	-	(59)	-	-	-
Litigation and conduct	(15)	(54)	(3)	(411)	(53)	(11)	(699)	4
Total operating expenses	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)	(955)
Other net (expenses)/income	(2)	1	5	(1)	(5)	1	(1)	-
Profit/(loss) before tax	390	740	656	170	452	661	(74)	708
Attributable profit/(loss)	232	500	464	(38)	245	423	(285)	470

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	187.6	186.7	185.3	184.3	183.8	182.2	166.6	164.5
Total assets	249.7	252.0	245.9	235.2	237.4	230.4	203.4	203.0
Customer deposits at amortised cost	197.3	195.8	194.3	192.0	193.4	189.3	187.4	184.4
Loan: deposit ratio	96%	96%	96%	96%	95%	97%	89%	90%
Risk weighted assets	75.2	74.8	75.0	72.5	70.9	70.0	66.1	66.3
Period end allocated tangible equity	10.2	10.1	10.2	9.8	9.6	9.5	8.6	8.8

Performance measures
Return on average allocated tangible equity	9.6%	20.1%	18.8%	(1.1%)	10.7%	18.4%	(12.7%)	21.6%
Average allocated tangible equity (£bn)	10.1	10.1	10.1	9.8	9.6	9.4	8.7	8.9
Cost: income ratio	63%	55%	53%	79%	66%	54%	92%	52%
Loan loss rate (bps)1	61	24	45	43	39	43	52	43
Net interest margin	3.20%	3.22%	3.22%	3.27%	3.32%	3.28%	3.70%	3.69%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	405	794	659	581	505	672	625	704
Attributable profit	244	548	465	373	282	431	406	467
Return on average allocated tangible equity	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%	21.5%
Cost: income ratio	62%	52%	53%	56%	63%	53%	54%	52%

1	Comparatives calculated based on gross loans and advances at amortised cost prior to the balance sheet presentation change and IAS 39 impairment charge.
2	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking1	998	1,021	1,015	972	1,116	1,022	1,033	1,043
Barclaycard Consumer UK	522	551	504	527	445	539	495	498
Business Banking1	343	324	317	289	309	291	292	300
Total income	1,863	1,896	1,836	1,788	1,870	1,852	1,820	1,841

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking1	(44)	(8)	(49)	(72)	(56)	(57)	(60)	(48)
Barclaycard Consumer UK	(250)	(88)	(139)	(113)	(124)	(145)	(149)	(123)
Business Banking1	(2)	(19)	(26)	(16)	(4)	1	(11)	(7)
Total credit impairment charges and other provisions	(296)	(115)	(214)	(201)	(184)	(201)	(220)	(178)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking1	146.0	145.4	143.6	142.1	141.3	140.4	138.6	136.6
Barclaycard Consumer UK	15.3	15.3	15.2	15.2	16.4	16.3	16.2	16.1
Business Banking1	26.3	26.0	26.5	27.0	26.1	25.5	11.8	11.8
Total loans and advances to customers at amortised cost	187.6	186.7	185.3	184.3	183.8	182.2	166.6	164.5

Analysis of customer deposits at amortised cost
Personal Banking1	154.0	153.4	152.9	151.9	153.1	152.1	151.1	149.2
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking1	43.3	42.4	41.4	40.1	40.3	37.2	36.3	35.2
Total customer deposits at amortised cost	197.3	195.8	194.3	192.0	193.4	189.3	187.4	184.4

1	In Q218, Wealth was reclassified from Wealth, Entrepreneurs & Business Banking (now named Business Banking) to Personal Banking. Comparatives have been restated.

Barclays International
	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	984	965	853	1,013	987	1,148	1,060	1,112
Net trading income	837	1,103	1,094	1,416	935	815	1,039	1,182
Net fee, commission and other income	1,400	1,222	1,760	1,379	1,397	1,352	1,511	1,844
Total income	3,221	3,290	3,707	3,808	3,319	3,315	3,610	4,138
Credit impairment charges and other provisions	(354)	(143)	(68)	(93)	(386)	(495)	(279)	(346)
Net operating income	2,867	3,147	3,639	3,715	2,933	2,820	3,331	3,792
Operating costs	(2,441)	(2,277)	(2,306)	(2,300)	(2,428)	(2,182)	(2,276)	(2,435)
UK bank levy	(210)	-	-	-	(265)	-	-	-
Litigation and conduct	(33)	(32)	(47)	(15)	(255)	(5)	4	(13)
Total operating expenses	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)
Other net income	32	12	11	13	21	19	202	12
Profit before tax	215	850	1,297	1,413	6	652	1,261	1,356
Attributable (loss)/profit	(72)	650	890	973	(1,168)	359	819	837

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	127.2	132.4	125.5	117.5	126.8	134.4	135.2	145.5
Trading portfolio assets	104.0	124.6	116.5	114.9	113.0	91.2	83.3	83.0
Derivative financial instrument assets	222.1	214.8	228.2	214.1	236.2	242.8	108.4	105.3
Derivative financial instrument liabilities	219.6	213.7	224.9	210.8	237.8	242.9	116.8	112.8
Financial assets at fair value through the income statement	144.7	147.8	141.2	150.6	104.1	103.7	94.1	81.3
Total assets	862.1	900.2	886.5	866.6	856.1	867.1	681.6	677.2
Deposits at amortised cost	197.2	200.3	191.0	167.2	187.3	191.9	192.0	189.4
Loan: deposit ratio	65%	66%	66%	70%	68%	70%	70%	77%
Risk weighted assets	210.7	214.6	218.0	214.2	210.3	218.2	212.2	214.3
Period end allocated tangible equity	29.9	30.2	30.5	30.0	27.5	28.0	26.8	27.1

Performance measures
Return on average allocated tangible equity	(0.3%)	8.8%	11.8%	13.4%	(15.9%)	5.4%	12.4%	12.5%
Average allocated tangible equity (£bn)	31.3	31.1	31.4	30.1	28.5	28.9	27.4	27.7
Cost: income ratio	83%	70%	63%	61%	89%	66%	63%	59%
Loan loss rate (bps)1	107	41	22	31	76	88	54	62
Net interest margin	3.98%	3.87%	4.03%	4.57%	4.31%	4.21%	4.07%	4.06%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	248	882	1,344	1,428	261	657	1,257	1,369
Attributable (loss)/profit	(38)	676	924	985	(918)	363	816	846
Return on average allocated tangible equity	0.2%	9.2%	12.2%	13.6%	(12.4%)	5.5%	12.3%	12.6%
Cost: income ratio	82%	69%	62%	60%	81%	66%	63%	59%

1	Comparatives calculated based on gross loans and advances at amortised cost prior to the balance sheet presentation change and IAS 39 impairment charge.
2	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	570	688	736	869	607	627	752	889
Equities	375	471	601	590	362	350	455	462
Markets	945	1,159	1,337	1,459	969	977	1,207	1,351
Banking fees	625	519	704	683	605	607	674	726
Corporate lending	243	197	198	240	269	277	278	269
Transaction banking	412	416	385	414	408	419	404	398
Banking	1,280	1,132	1,287	1,337	1,282	1,303	1,356	1,393
Other	(74)	(56)	(44)	3	1	-	1	38
Total income	2,151	2,235	2,580	2,799	2,252	2,280	2,564	2,782
Credit impairment (charges)/releases and other provisions	(35)	3	23	159	(127)	(36)	1	(51)
Net operating income	2,116	2,238	2,603	2,958	2,125	2,244	2,565	2,731
Operating expenses	(2,023)	(1,712)	(1,773)	(1,773)	(2,129)	(1,656)	(1,760)	(1,930)
Litigation and conduct	(23)	(32)	-	(13)	(255)	(5)	4	(11)
Total operating expenses	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)	(1,661)	(1,756)	(1,941)
Other net income	15	4	5	3	7	10	116	-
Profit/(loss) before tax	85	498	835	1,175	(252)	593	925	790

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	86.4	93.3	87.8	81.3	88.2	95.4	96.7	106.8
Deposits at amortised cost	136.3	137.6	130.3	107.6	128.0	133.4	134.1	131.0
Risk weighted assets	170.9	175.9	180.4	181.3	176.2	185.2	178.9	180.6

Performance measures
Return on average allocated tangible equity	(1.3%)	6.6%	9.1%	13.0%	(20.2%)	5.9%	11.1%	8.2%
Average allocated tangible equity (£bn)	26.0	25.9	26.4	25.6	24.3	24.8	23.3	23.5

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	108	530	835	1,188	3	598	921	801
Return on average allocated tangible equity	(0.9%)	7.0%	9.1%	13.2%	(16.1%)	6.0%	11.1%	8.3%

1	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,070	1,055	1,127	1,009	1,067	1,035	1,046	1,356
Credit impairment charges and other provisions	(319)	(146)	(91)	(252)	(259)	(459)	(280)	(295)
Net operating income	751	909	1,036	757	808	576	766	1,061
Operating expenses	(628)	(565)	(533)	(527)	(564)	(526)	(516)	(505)
Litigation and conduct	(10)	-	(47)	(2)	-	-	-	(2)
Total operating expenses	(638)	(565)	(580)	(529)	(564)	(526)	(516)	(507)
Other net income	17	8	6	10	14	9	86	12
Profit before tax	130	352	462	238	258	59	336	566

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	40.8	39.1	37.7	36.2	38.6	39.0	38.5	38.7
Deposits at amortised cost	60.9	62.7	60.7	59.6	59.3	58.5	57.9	58.4
Risk weighted assets	39.8	38.7	37.6	32.9	34.1	33.0	33.3	33.7

Performance measures
Return on average allocated tangible equity	4.8%	19.8%	26.2%	15.6%	8.9%	2.2%	19.4%	36.4%
Average allocated tangible equity (£bn)	5.3	5.2	5.0	4.5	4.2	4.2	4.1	4.2

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	140	352	509	240	258	59	336	568
Return on average allocated tangible equity	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%	36.5%

1	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(201)	(106)	(156)	(318)	(254)	(174)	108	(115)
Net fee, commission and other income	190	49	189	80	87	180	(24)	33
Total income	(11)	(57)	33	(238)	(167)	6	84	(82)
Credit impairment releases/(charges) and other provisions	7	4	(1)	6	(3)	(13)	(1)	-
Net operating (expenses)/income	(4)	(53)	32	(232)	(170)	(7)	83	(82)
Operating costs	(69)	(64)	(36)	(59)	(76)	(112)	(40)	(49)
UK bank levy	(13)	-	-	-	(41)	-	-	-
GMP charge	(140)	-	-	-	-	-	-	-
Litigation and conduct	(12)	(19)	(31)	(1,535)	(75)	(65)	(1)	(10)
Total operating expenses	(234)	(83)	(67)	(1,594)	(192)	(177)	(41)	(59)
Other net income/(expenses)	7	7	(23)	7	(3)	(22)	(164)	-
Loss before tax	(231)	(129)	(58)	(1,819)	(365)	(206)	(122)	(141)
Attributable loss	(236)	(148)	(122)	(1,699)	(371)	(199)	(175)	(123)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	21.5	18.6	17.2	40.4	39.7	51.7	17.3	74.5
Risk weighted assets	26.0	26.8	26.3	31.2	31.8	36.1	26.2	52.9
Period end allocated tangible equity	4.9	4.2	3.6	3.0	10.0	10.4	9.0	8.8

Performance measures
Average allocated tangible equity (£bn)	2.9	3.4	2.0	4.3	10.0	10.5	8.8	7.6

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(219)	(110)	(27)	(284)	(290)	(141)	(121)	(131)
Attributable loss	(220)	(137)	(98)	(192)	(307)	(134)	(174)	(116)

1	Refer to pages 64 to 72 for further information and calculations of performance measures excluding litigation and conduct.

Barclays Non-Core Results

The Barclays Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Barclays Group's results.

Barclays Non-Core	Year ended	Year ended
	31.12.18	31.12.17
Income statement information	£m	£m
Net interest income	-	(112)
Net trading income	-	(488)
Net fee, commission and other income	-	70
Total income	-	(530)
Credit impairment charges and other provisions	-	(30)
Net operating expenses	-	(560)
Operating expenses	-	(256)
Litigation and conduct	-	(28)
Total operating expenses	-	(284)
Other net income	-	197
Loss before tax	-	(647)
Attributable loss	-	(419)

	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	-	(123)	11
Net trading income	-	-	-	-	-	-	(411)	(77)
Net fee, commission and other income	-	-	-	-	-	-	78	(8)
Total income	-	-	-	-	-	-	(456)	(74)
Credit impairment charges and other provisions	-	-	-	-	-	-	(27)	(3)
Net operating expenses	-	-	-	-	-	-	(483)	(77)
Operating expenses	-	-	-	-	-	-	(108)	(148)
Litigation and conduct	-	-	-	-	-	-	(19)	(9)
Total operating expenses	-	-	-	-	-	-	(127)	(157)
Other net income/(expenses)	-	-	-	-	-	-	204	(7)
Loss before tax	-	-	-	-	-	-	(406)	(241)
Tax credit	-	-	-	-	-	-	207	75
Loss after tax	-	-	-	-	-	-	(199)	(166)
Non-controlling interests	-	-	-	-	-	-	(8)	(9)
Other equity instrument holders	-	-	-	-	-	-	(19)	(18)
Attributable loss	-	-	-	-	-	-	(226)	(193)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	-	-	-	-	-	48.3	49.5
Derivative financial instrument assets	-	-	-	-	-	-	150.3	164.2
Derivative financial instrument liabilities	-	-	-	-	-	-	143.0	155.3
Financial assets designated at fair value	-	-	-	-	-	-	12.1	13.4
Total assets	-	-	-	-	-	-	233.0	249.1
Customer deposits	-	-	-	-	-	-	11.8	12.9
Risk weighted assets	-	-	-	-	-	-	22.8	27.4

Discontinued Operation Results

Following the reduction of the Barclays Group's interest in BAGL in 2017, Barclays' remaining holding of 14.9%, for the full year 2018 is reported as a financial asset at fair value through other comprehensive income in the Head Office segment, with Barclays' share of Absa Group Limited's dividend recognised in the Head Office income statement.

Africa Banking	Year ended	Year ended
	31.12.18	31.12.171
Income statement information	£m	£m
Net interest income	-	1,024
Net fee, commission and other income	-	762
Total income	-	1,786
Credit impairment charges and other provisions	-	(177)
Net operating income	-	1,609
Operating expenses excluding impairment of Barclays' holding in BAGL	-	(1,130)
Other net income excluding loss on sale of BAGL	-	5
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	-	484
Impairment of Barclays' holding in BAGL	-	(1,090)
Loss on sale of BAGL	-	(1,435)
Loss before tax	-	(2,041)
Tax charge	-	(154)
Loss after tax	-	(2,195)
Attributable loss	-	(2,335)

1	The Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

	Q418	Q318	Q218	Q118	Q417	Q317	Q2171	Q117
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	-	407	617
Net fee, commission and other income	-	-	-	-	-	-	297	465
Total income	-	-	-	-	-	-	704	1,082
Credit impairment charges and other provisions	-	-	-	-	-	-	(71)	(106)
Net operating income	-	-	-	-	-	-	633	976
Operating expenses excluding impairment of Barclays' holding in BAGL	-	-	-	-	-	-	(477)	(653)
Other net income excluding loss on sale of BAGL	-	-	-	-	-	-	3	2
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	-	-	-	-	-	-	159	325
Impairment of Barclays' holding in BAGL	-	-	-	-	-	-	(206)	(884)
Loss on sale of BAGL	-	-	-	-	-	-	(1,435)	-
Loss before tax	-	-	-	-	-	-	(1,482)	(559)
Loss after tax	-	-	-	-	-	-	(1,537)	(658)
Attributable loss	-	-	-	-	-	-	(1,534)	(801)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	-	-	-	-	-	66.0
Risk weighted assets	-	-	-	-	-	-	9.8	41.3

1	The Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.

Performance Management

Margins and balances
	Year ended 31.12.18			Year ended 31.12.17
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	6,028	186,881	3.23	6,086	174,484	3.49
Barclays International1	3,966	96,434	4.11	4,326	104,039	4.16
Total Barclays UK and Barclays International	9,994	283,315	3.53	10,412	278,523	3.74
Other2	(932)			(567)
Total Barclays Group	9,062			9,845

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-interest earning lending balances within the investment banking business. Barclays Non-Core is included in the first six months of the comparative period.

Net interest margin decreased 21bps to 3.53% primarily reflecting the full year impact of the integration of ESHLA portfolio on 1 July 2017, the mix shift given growth in secured lending and the recategorisation of certain treasury income following ring-fencing (from net interest income to non-interest income). Barclays Group net interest income decreased 8% to £9.1bn including gross structural hedge contributions of £1.7bn (2017: £1.7bn).

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin1
Three months ended 31.12.18	£m	£m	%
Barclays UK	1,513	187,813	3.20
Barclays International2	994	99,137	3.98
Total Barclays UK and Barclays International	2,507	286,950	3.47

Three months ended 30.09.18
Barclays UK	1,529	188,239	3.22
Barclays International2	945	96,785	3.87
Total Barclays UK and Barclays International	2,474	285,024	3.44

Three months ended 30.06.18
Barclays UK	1,493	186,053	3.22
Barclays International2	962	95,728	4.03
Total Barclays UK and Barclays International	2,455	281,781	3.49

Three months ended 31.03.18
Barclays UK	1,493	185,351	3.27
Barclays International2	1,065	94,530	4.57
Total Barclays UK and Barclays International	2,558	279,881	3.71

Three months ended 31.12.17
Barclays UK	1,540	184,058	3.32
Barclays International2	1,071	98,500	4.31
Total Barclays UK and Barclays International	2,611	282,558	3.67

1
The Group's treasury results are reported directly within Barclays UK and Barclays International following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income. These amounts had previously been included in Net interest income and the Net interest margin through transfer pricing.

2	Barclays International margins include interest earning lending balances within the investment banking business.

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. In 2016, there was a change in the proportion of bonuses which were deferred, to harmonise deferral structures across the Group, and amendments to the deferred bonuses, which accelerated the rate at which these are charged in the income statement, as illustrated on page 27. The combined effect of these changes was to increase the charge for 2016 by £395m, with lesser effects in 2017 and 2018. The changes were designed to more closely align the incentive awards granted with the income statement charge. Refer to the Remuneration Report on pages 99 - 126 of the Barclays PLC Annual Report for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended	Year ended
	31.12.18	31.12.17
	£m	£m	% Change
Incentive awards granted:
Current year bonus	1,067	990	(8)
Deferred bonus	515	442	(17)
Commissions and other incentives	67	74	9
Total incentive awards granted	1,649	1,506	(9)

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(359)	(302)	(19)
Add: current year charges for deferred bonuses from previous years	299	457	35
Other differences between incentive awards granted and income statement charge	(33)	29	231
Income statement charge for performance costs	1,556	1,690	8

Other income statement charges:
Salaries	4,200	3,982	(5)
Social security costs	558	580	4
Post-retirement benefits	619	493	(26)
Other compensation costs	413	378	(9)
Total compensation costs1	7,346	7,123	(3)

Other resourcing costs2	1,283	1,437	11

Total staff costs	8,629	8,560	(1)

Group compensation as % of income3,4	34.1	33.8
Group staff costs as % of income4	40.2	40.6

1	In addition, Group compensation of £296m (2017: £312m) was capitalised as internally generated software.
2	Other resourcing costs include outsourcing, redundancy and restructuring costs, and other temporary staff costs.
3	Within the Corporate and Investment Bank, front office compensation as a percentage of total income was 25.6% (2017: 25.5%).
4	Excludes £140m relating to a GMP charge within Post-retirement benefits.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1
	Actual		Expected1,2
	Year ended	Year ended	Year ended	2020 and
	31.12.17	31.12.18	31.12.19	beyond
	£m	£m	£m	£m
Deferred bonuses from 2015 and earlier bonus pools	298	82	9	-
Deferred bonuses from 2016 bonus pool	159	87	40	7
Deferred bonuses from 2017 bonus pool	140	130	67	41
Deferred bonuses from 2018 bonus pool	-	156	164	114
Income statement charge for deferred bonuses	597	455	280	162

1	The actual amount charged depends upon whether conditions have been met and will vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2019 and beyond.

Charging of deferred bonus profile1
			Income statement charge profile3
Grant date	Expected payment date(s)2	Year	2018 awards	Pre-2016 awards
March 2019		2018	35%	0%
		2019	34%	48%
	March 2020 (33.3%)	2020	21%	35%
	March 2021 (33.3%)	2021	9%	15%
	March 2022 (33.3%)	2022	1%	2%

1	Represents a typical vesting schedule for deferred awards. Certain awards may be subject to 5- or 7-year deferral in line with regulatory requirements.
2	Share awards may be subject to an additional holding period.
3	The income statement charge is based on the period over which conditions are met.

Risk Management

Risk management and Principal Risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in Barclays Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of Barclays Group, the process by which Barclays Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The framework identifies eight principal risks: credit risk; market risk; treasury and capital risk; operational risk; conduct risk; reputation risk; model risk; and legal risk. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2018 or online at home.barclays/investor-relations/reports-and-events/annual-reports.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by stage (audited)

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 December 2018. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, and impairment allowance and coverage ratio by stage allocation as at 31 December 2018. Barclays does not hold any material purchased or originated credit impaired assets as at year-end.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,911	25,279	3,040	163,230	183	1,389	1,152	2,724	160,506
Barclays International	26,714	4,634	1,830	33,178	352	965	1,315	2,632	30,546
Head Office	6,510	636	938	8,084	9	47	306	362	7,722
Total Barclays Group retail	168,135	30,549	5,808	204,492	544	2,401	2,773	5,718	198,774
Barclays UK	22,824	4,144	1,272	28,240	16	70	117	203	28,037
Barclays International	87,344	8,754	1,382	97,480	128	244	439	811	96,669
Head Office	2,923	-	41	2,964	-	-	38	38	2,926
Total Barclays Group wholesale	113,091	12,898	2,695	128,684	144	314	594	1,052	127,632
Total loans and advances at amortised cost	281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406
Off-balance sheet loan commitments and financial guarantee contracts1	309,989	22,126	684	332,799	99	150	22	271	332,528
Total2	591,215	65,573	9,187	665,975	787	2,865	3,389	7,041	658,934

	As at 31.12.18				Year ended 31.12.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	5.5	37.9	1.7	830		51
Barclays International	1.3	20.8	71.9	7.9	844		254
Head Office	0.1	7.4	32.6	4.5	15		19
Total Barclays Group retail	0.3	7.9	47.7	2.8	1,689		83
Barclays UK	0.1	1.7	9.2	0.7	74		26
Barclays International	0.1	2.8	31.8	0.8	(142)		-
Head Office	-	-	92.7	1.3	(31)		-
Total Barclays Group wholesale	0.1	2.4	22.0	0.8	(99)		-
Total loans and advances at amortised cost	0.2	6.2	39.6	2.0	1,590		48
Off-balance sheet loan commitments and financial guarantee contracts1	-	0.7	3.2	0.1		(125)
Other financial assets subject to impairment						3
Total	0.1	4.4	36.9	1.1		1,468

1	Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, and other assets. These have a total gross exposure of £129.9bn and impairment allowance of £12m. This comprises £10m ECL on £129.3bn stage 1 assets and £2m on £0.6bn stage 2 fair value through other comprehensive income assets.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 01.01.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	129,837	25,798	3,152	158,787	142	1,310	1,142	2,594	156,193
Barclays International	22,427	7,051	1,466	30,944	292	1,298	1,080	2,670	28,274
Head Office	6,498	1,596	952	9,046	8	62	294	364	8,682
Total Barclays Group retail	158,762	34,445	5,570	198,777	442	2,670	2,516	5,628	193,149
Barclays UK	22,835	3,880	1,092	27,807	25	88	114	227	27,580
Barclays International	75,331	11,128	2,345	88,804	139	349	694	1,182	87,622
Head Office	8,689	139	74	8,902	2	5	58	65	8,837
Total Barclays Group wholesale	106,855	15,147	3,511	125,513	166	442	866	1,474	124,039
Total loans and advances at amortised cost	265,617	49,592	9,081	324,290	608	3,112	3,382	7,102	317,188
Off-balance sheet loan commitments and financial guarantee contracts1	275,364	38,867	1,442	315,673	133	259	28	420	315,253
Total2	540,981	88,459	10,523	639,963	741	3,371	3,410	7,522	632,441

	Coverage ratio
	Stage 1	Stage 2	Stage 3	Total
As at 01.01.18%		%	%	%
Barclays UK	0.1	5.1	36.2	1.6
Barclays International	1.3	18.4	73.7	8.6
Head Office	0.1	3.9	30.9	4.0
Total Barclays Group retail	0.3	7.8	45.2	2.8
Barclays UK	0.1	2.3	10.4	0.8
Barclays International	0.2	3.1	29.6	1.3
Head Office	-	3.6	78.4	0.7
Total Barclays Group wholesale	0.2	2.9	24.7	1.2
Total loans and advances at amortised cost	0.2	6.3	37.2	2.2
Off-balance sheet loan commitments and financial guarantee contracts1				0.1
	-	0.7	1.9

Total	0.1	3.8	32.4	1.2

1	Excludes loan commitments and financial guarantees of £18.9bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, and other assets. These have a total gross exposure of £128.1bn and impairment allowance of £9m.

Loans and advances at amortised cost by product (audited)

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.12.18	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,066	15,672	1,672	862	18,206	2,476	150,748
Credit cards, unsecured loans and other retail lending	45,785	11,262	530	437	12,229	3,760	61,774
Corporate loans	105,375	12,177	360	475	13,012	2,267	120,654
Total	281,226	39,111	2,562	1,774	43,447	8,503	333,176

Impairment allowance
Home loans	31	56	13	13	82	351	464
Credit cards, unsecured loans and other retail lending	528	1,895	169	240	2,304	2,511	5,343
Corporate loans	129	300	16	13	329	505	963
Total	688	2,251	198	266	2,715	3,367	6,770

Net exposure
Home loans	130,035	15,616	1,659	849	18,124	2,125	150,284
Credit cards, unsecured loans and other retail lending	45,257	9,367	361	197	9,925	1,249	56,431
Corporate loans	105,246	11,877	344	462	12,683	1,762	119,691
Total	280,538	36,860	2,364	1,508	40,732	5,136	326,406

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.5	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.8	31.9	54.9	18.8	66.8	8.6
Corporate loans	0.1	2.5	4.4	2.7	2.5	22.3	0.8
Total	0.2	5.8	7.7	15.0	6.2	39.6	2.0

As at 01.01.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	125,224	17,108	1,612	604	19,324	2,425	146,973
Credit cards, unsecured loans and other retail lending	40,482	13,562	702	502	14,766	3,544	58,792
Corporate loans	99,911	14,534	407	561	15,502	3,112	118,525
Total	265,617	45,204	2,721	1,667	49,592	9,081	324,290

Impairment allowance
Home loans	38	77	10	13	100	326	464
Credit cards, unsecured loans and other retail lending	441	2,086	203	245	2,534	2,291	5,266
Corporate loans	129	444	22	12	478	765	1,372
Total	608	2,607	235	270	3,112	3,382	7,102

Net exposure
Home loans	125,186	17,031	1,602	591	19,224	2,099	146,509
Credit cards, unsecured loans and other retail lending	40,041	11,476	499	257	12,232	1,253	53,526
Corporate loans	99,782	14,090	385	549	15,024	2,347	117,153
Total	265,009	42,597	2,486	1,397	46,480	5,699	317,188

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.5	0.6	2.2	0.5	13.4	0.3
Credit cards, unsecured loans and other retail lending	1.1	15.4	28.9	48.8	17.2	64.6	9.0
Corporate loans	0.1	3.1	5.4	2.1	3.1	24.6	1.2
Total	0.2	5.8	8.6	16.2	6.3	37.2	2.2

The overall coverage ratio reduced from 2.2% to 2.0% driven predominantly by the reduction of Stage 3 single name exposures within Corporate loans.

The credit card, unsecured loans and other retail lending coverage ratio decreased to 8.6% from 9.0% due to the increase in Stage 1 balances which carry lower levels of ECL, with the Stage 2 increase including an adjustment for the anticipated UK economic uncertainty.

There are relatively low coverage ratios for Stage 3 Home loans and Corporate loans reflecting the secured nature of these exposures.

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees (audited)

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. Explanation of the terms: 12-month ECL, lifetime ECL and credit-impaired are included in the Barclays Group Annual Report 2018 on page 273.

Gross exposure for loans and advances at amortised cost (audited)
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	265,617	49,592	9,081	324,290
Net transfers between stages	1,385	(3,602)	2,217	-
Business activity in the year	74,419	2,680	374	77,473
- of which: Barclays UK	29,467	1,493	326	31,286
- of which: Barclays International	42,346	1,164	44	43,554
Net drawdowns and repayments	(13,140)	136	162	(12,842)
- of which: Barclays UK	(10,269)	(980)	(322)	(11,571)
- of which: Barclays International	(1,305)	1,348	561	604
Final repayments	(41,946)	(5,359)	(1,071)	(48,376)
- of which: Barclays UK	(11,728)	(1,753)	(478)	(13,959)
- of which: Barclays International	(29,421)	(3,520)	(549)	(33,490)
Disposals	(5,109)	-	(369)	(5,478)
Write-offs	-	-	(1,891)	(1,891)
As at 31 December 20181	281,226	43,447	8,503	333,176

Impairment allowance on loans and advances at amortised cost (audited)
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	608	3,112	3,382	7,102
Net transfers between stages	798	(1,182)	384	-
Business activity in the year	223	173	95	491
Net re-measurement and movement due to exposure and risk parameter changes	(865)	638	1,918	1,691
UK economic uncertainty adjustment	-	150	-	150
Final repayments	(76)	(176)	(152)	(404)
Disposals	-	-	(369)	(369)
Write-offs	-	-	(1,891)	(1,891)
As at 31 December 20181	688	2,715	3,367	6,770

Reconciliation of ECL movement to impairment charge/(release) for the period
ECL movement excluding assets derecognised due to disposals and write-offs				1,928
Net recoveries post write-offs				(195)
Exchange and other adjustments				(143)
Impairment release on loan commitments and financial guarantees2				(125)
Impairment charge on other financial assets1				3
Income statement charge/(release) for the period				1,468

1
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn (1 January 2018: £128.1bn) and impairment allowance of £12m (1 January 2018: £9m). This comprises £10m ECL on £129.3bn Stage 1 assets and £2m on £0.6bn Stage 2 fair value through other comprehensive income assets.

2	Impairment release of £125m on loan commitments and financial guarantees represents a reduction in impairment allowance of £149m partially offset by exchange and other adjustments of £24m.

Gross exposure on loans and advances at amortised cost has increased by £8.9bn in 2018 driven by Stage 1 increases due to:

●	Growth in Barclays UK Home Loans portfolio of £4.6bn
●	Increased lending in Portfolio Management, Equity derivatives and Equity financing in Barclays International of £6.6bn
●	Balance sheet growth and currency exchange movements in US Cards of £2.5bn
●
New securities for the liquidity asset buffer in the UK Service Company of £2.3bn and £1.0bn in Barclays International, offset by the disposal of a long dated liquidity buffer portfolio of UK gilts totalling £5.1bn, reduction in Corporate lending of £2.5bn and continued repayments on Italian Mortgages of £1.0bn

Net transfers between stages represents the movements of positions from, for example, Stage 1 to Stage 2 following a Significant Increase in Credit Risk (SICR) or to Stage 3 as positions move into default. Equally, improvement in credit quality will result in positions moving to lower stages. These are the primary driver for the changes in impairment allowance and the income statement charge. The improvement in PDs and macroeconomic variables during 2018 resulted in net exposures moving from Stage 2 into Stage 1. The transfers into Stage 3 was from defaulted assets moving mainly from Stage 2.

Disposals includes the sale of a long dated liquidity buffer portfolio of UK gilts and debt sale activity.Write-offs represent the gross asset write-down during the period.

The impairment allowance decreased by £332m in the period. This is due to a net reduction in Barclays International predominantly from write-offs and a positive impact of macroeconomic variables changes during the year, offset by a £150m charge in UK Cards and UK Corporate loans from anticipated economic uncertainty in the UK. Credit quality across wholesale portfolios and underlying arrears rates in the retail portfolio have been relatively stable over the period.

Gross exposure for loan commitments and financial guarantees (audited)
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	275,364	38,867	1,442	315,673
Net transfers between stages	13,521	(13,552)	31	-
Business activity in the year	65,404	811	-	66,215
Net drawdowns and repayments	(14,491)	4,298	(473)	(10,666)
Final repayments	(29,809)	(8,298)	(316)	(38,423)
As at 31 December 2018	309,989	22,126	684	332,799

Impairment allowance on loan commitments and financial guarantees (audited)
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	133	259	28	420
Net transfers between stages	42	(43)	1	-
Business activity in the year	18	-	-	18
Net re-measurement and movement due to exposure and risk parameter changes	(79)	(22)	44	(57)
Final repayments	(15)	(44)	(51)	(110)
As at 31 December 2018	99	150	22	271

Stage 2 decomposition1
	Net exposure	Impairment allowance
As at 31.12.18	£m	£m
Quantitative test	28,159	2,506
Qualitative test	12,023	183
30 dpd backstop	550	26
Total Stage 2	40,732	2,715

1
Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding net exposure and ECL has been assigned in order of categories presented.

Stage 2 exposures are predominantly identified using quantitative tests where the lifetime PD has deteriorated more than a pre-determined amount since origination. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test. A small number of other accounts (1% of impairment allowances and 1% of net exposure) are included in Stage 2. These accounts are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by this backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency.

For further detail on the three criteria for determining a significant increase in credit risk required for Stage 2 classification, refer to Note 7 on page 273 of the Barclays PLC Annual Report 2018.

Measurement uncertainty and sensitivity analysis

The measurement of ECL involves increased complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. Impairment charges will tend to be more volatile than under IAS 39 and will be recognised earlier. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted.

Barclays Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury, Bloomberg and the Urban Land Institute, which forms the baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England's annual cyclical scenarios and to the most severe scenario from Moody's inventory, but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include six economic core variables, (GDP, unemployment and House Price Index (HPI) in both the UK and US markets), and expanded variables using statistical models based on historical correlations. All five scenarios converge to a steady state after eight years.

Scenario Weights (audited)

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historic UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. The probability weights of the scenarios as of 31 December 2018 are shown below. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

The table below shows the core macroeconomic variables for each scenario and the respective scenario weights.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2018%		%	%	%	%
Scenario probability weighting	9	24	41	23	3

Macroeconomic variables
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2018%		%	%	%	%
UK GDP1	4.5	3.1	1.7	0.3	(4.1)
UK unemployment2	3.4	3.9	4.3	5.7	8.8
UK HPI3	46.4	32.6	3.2	(0.5)	(32.1)
US GDP1	4.8	3.7	2.1	0.4	(3.3)
US unemployment2	3.0	3.4	3.7	5.2	8.4
US HPI3	36.9	30.2	4.1	-	(17.4)

1	Highest annual growth in Upside scenarios; 5-year average in Baseline; lowest annual growth in Downside scenarios.
2	Lowest point in Upside scenarios; 5-year average in Baseline; highest point in Downside scenarios.
3	5-year cumulative growth in Upside scenarios; 5-year average in Baseline; cumulative fall (peak-to-trough) in Downside scenarios.

Over the year, the macroeconomic baseline variables improved in the US, notably HPI. The UK macroeconomic baseline variables improved slightly overall.

ECL sensitivity analysis to UK economic forecasts for key principal portfolios

The table below shows the estimated ECL impact on key principal portfolios for both a positive growth (Upward scenario) and a downturn (Downward scenario) of UK consensus macroeconomic variables. The inputs for the Downward scenario have been modelled by replacing the Baseline macroeconomic variables by the Downside 1 variables (with no changes to US and other non-UK macroeconomic variables, as highlighted below). Similarly, the Upward scenario uses Upside 1 UK macroeconomic variables for the Baseline scenario. The Downside 2, Downside 1, Upside 1 and Upside 2 macroeconomic variables are held constant but the probability weights have been re-calibrated.

Barclays impairment as at 31 December 2018 includes an adjustment of £150m representing a charge for the estimated impact of anticipated economic uncertainty in the UK. This adjustment was estimated broadly on the output of the UK Downward scenario below.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
UK Upward scenario	18	33	36	11	2
UK Downward scenario	8	18	40	28	6

Macroeconomic variables
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.18%		%	%	%	%
UK Upward scenario
UK GDP	4.5	3.1	3.1	0.3	(4.1)
UK unemployment	3.4	3.9	3.9	5.7	8.8
UK HPI	46.4	32.6	32.6	(0.5)	(32.1)
US GDP	4.8	3.7	2.1	0.4	(3.3)
US unemployment	3.0	3.4	3.7	5.2	8.4
US HPI	36.9	30.2	4.1	-	(17.4)
UK Downward scenario
UK GDP	4.5	3.1	0.3	0.3	(4.1)
UK unemployment	3.4	3.9	5.7	5.7	8.8
UK HPI	46.4	32.6	(0.5)	(0.5)	(32.1)
US GDP	4.8	3.7	2.1	0.4	(3.3)
US unemployment	3.0	3.4	3.7	5.2	8.4
US HPI	36.9	30.2	4.1	-	(17.4)

Sensitivity to UK economic forecasts
	Stage 1		Stage 2		Stage 3		Total
Gross exposure (£m)	∆ UK Upward scenario	∆ UK Downward scenario	∆ UK Upward scenario	∆ UK Downward scenario	∆ UK Upward scenario	∆ UK Downward scenario	∆ UK Upward scenario	∆ UK Downward scenario
Home loans	506	(889)	(506)	889	-	-	-	-
Credit cards, unsecured loans and other retail lending	294	(252)	(294)	252	-	-	-	-
Corporate loans	79	(13)	(79)	13	-	-	-	-

ECL (£m)
Home loans	-	-	(3)	6	(1)	2	(4)	8
Credit cards, unsecured loans and other retail lending	(4)	4	(102)	104	(15)	15	(121)	123
Corporate loans	1	7	(4)	13	(46)	28	(49)	48

Home loans: Total ECL increases by £8m in the Downward scenario, driven by the increase in the probability weight attributed to the Downside 2 scenario. This represents a greater likelihood of the UK economy entering into a severe downturn than under the current consensus.

Credit cards, unsecured loans and other retail lending: Total ECL decreases by £121m in the Upward scenario driven by £294m of balance migration as assets transition from Stage 2 to Stage 1 and lower coverage on Stage 2 assets driven by the more favourable consensus forecast. Total ECL increases by £123m in the Downward scenario, mainly driven by the UK cards portfolio.

Corporate loans: Total ECL decreases by £49m in the Upward scenario predominately driven by more favourable recovery outcomes for large single names in Stage 3. The Downward scenario results in total ECL impact of £48m, driven by higher coverage in Stage 2 and less favourable recovery outcomes for large single names in Stage 3.

ECL sensitivity analysis to US economic forecasts for key principal portfolios

The table below shows the estimated ECL impact on key principal portfolios for both a positive growth (Upward scenario) and a downturn (Downward scenario) of US consensus macroeconomic variables. The inputs for the Downward scenario have been modelled by replacing the Baseline macroeconomic variables by the Downside 1 variables (with no changes to UK and other non-US macroeconomic variables, as highlighted below). Similarly, the Upward scenario uses Upside 1 US macroeconomic variables for the Baseline scenario. The Downside 2, Downside 1, Upside 1 and Upside 2 macroeconomic variables are held constant but the probability weights have been re-calibrated.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
US Upward scenario	18	33	36	11	2
US Downward scenario	5	14	40	34	7

Macroeconomic variables for US Downward scenario
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2018%		%	%	%	%
US Upward scenario
UK GDP	4.5	3.1	1.7	0.3	(4.1)
UK unemployment	3.4	3.9	4.3	5.7	8.8
UK HPI	46.4	32.6	3.2	(0.5)	(32.1)
US GDP	4.8	3.7	3.7	0.4	(3.3)
US unemployment	3.0	3.4	3.4	5.2	8.4
US HPI	36.9	30.2	30.2	-	(17.4)
US Downward scenario
UK GDP	4.5	3.1	1.7	0.3	(4.1)
UK unemployment	3.4	3.9	4.3	5.7	8.8
UK HPI	46.4	32.6	3.2	(0.5)	(32.1)
US GDP	4.8	3.7	0.4	0.4	(3.3)
US unemployment	3.0	3.4	5.2	5.2	8.4
US HPI	36.9	30.2	-	-	(17.4)

Sensitivity to US economic forecasts
	Stage 1		Stage 2		Stage 3		Total
Gross exposure (£m)	∆ US Upward scenario	∆ US Downward scenario	∆ US Upward scenario	∆ US Downward scenario	∆ US Upward scenario	∆ US Downward scenario	∆ US Upward scenario	∆ US Downward scenario
Credit cards, unsecured loans and other retail lending	214	(312)	(214)	312	-	-	-	-
Corporate loans	83	(46)	(83)	46	-	-	-	-

ECL (£m)
Credit cards, unsecured loans and other retail lending	(4)	6	(76)	144	(6)	7	(86)	157
Corporate loans	(3)	10	(15)	34	(35)	54	(53)	98

Credit cards, unsecured loans and other retail lending: Total ECL decreases by £86m in Upward scenario driven by £214m of balance migration as assets transition from Stage 2 to Stage 1 and lower coverage on Stage 2 assets driven by the more favourable consensus forecast. Total ECL impact of £157m in Downward scenario, greater than the Upward scenario, driven by non-linearity effects and the relative severity of the Downward scenario.

Corporate loans: Total ECL increases by £98m in the Downward scenario driven by a less favourable recovery outcome for one large single name in Stage 3, where Barclays estimated additional losses of £39m in addition to the loss estimated under the Baseline scenario, and higher coverage in Stage 2 assets driven by the less favourable consensus forecast. There is a greater impact on coverage ratios (Stage 2 in particular) than the UK scenarios driven largely by the underlying portfolio quality, with the US portfolio possessing a higher proportion of unsecured leveraged lending.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio comprises first lien home loans and accounts for 91% (December 2017: 90%) of Barclays Group's total home loans balances.

Home loans principal portfolios	Barclays UK
	As at 31.12.18	As at 31.12.17
Gross loans and advances (£m)	136,517	132,132
30-day arrears rate, excluding recovery book (%)	0.4	0.4
90-day arrears rate, excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rates - 180 days past due (%)	0.3	0.2
Recovery book proportion of outstanding balances (%)	0.2	0.3
Recovery book impairment coverage ratio (%)	7.1	11.2

Average marked to market LTV
Balance weighted (%)	48.9	47.6
Valuation weighted (%)	35.8	35.2

For >100% LTVs
Balances (£m)	147	215
Marked to market collateral (£m)	130	188
Balances in recovery book (%)	5.5	5.9

New lending	Year ended 31.12.18	Year ended 31.12.17
New home loan bookings (£m)	23,008	22,665
New home loans proportion > 90% LTV (%)	1.8	2.1
Average LTV on new home loans: balance weighted (%)	65.4	63.8
Average LTV on new home loans: valuation weighted (%)	57.4	56.0

Home loans principal portfolios - distribution of balances by LTV1	As at 31.12.18
	Distribution of balances	Distribution of impairment allowance	Coverage ratio
Barclays UK	%	%	%
<=75%	90.6	50.9	-
>75% and <=90%	8.6	22.1	0.1
>90% and <=100%	0.7	7.7	0.5
>100%	0.1	19.3	10.8

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2018.

Despite the proposed UK withdrawal from the European Union creating large levels of uncertainty in the housing market and competitor pricing putting pressure on new flow, portfolio stock has increased year on year. However, delinquencies remain very low and stable and recovery stock has reduced. Recovery book coverage rate reduced to 7.1% (2017:11.2%) reflecting the new impairment methodology following the transition to IFRS 9.

The reduction in home loans that have LTV >100% to £147m (2017: £215m) was driven by increases in HPI through the second half of the year.

Owner-occupied interest-only home loans comprised 26% (December 2017: 28%) of total balances. The average balance weighted LTV on these loans decreased to 38.8% (December 2017: 39.7%). The 90 day arrears rate excluding recovery book remained steady at 0.3% (December 2017: 0.3%).

Buy to Let (BTL) home loans comprised 12% (2017: 11%) of total balances. The average balance weighted LTV increased to 55.4% (2017: 53.7%) driven by the volume of new business written. Whilst the average balance weighted LTV of new business remained stable during 2018, it is higher than for the existing book and increased the total book average figure as a result. This increase was partially offset by increases in house prices applied during the second half of the year with positive movements in HPI reported. The BTL 90-day arrears rate excluding recovery book remained steady at 0.1% (2017: 0.1%).

Italian home loans and advances at amortised cost reduced to £7.9bn (1 January 2018: £8.8bn) and continues to run-off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted marked to market LTV of 61.8% (2017: 61.0%). 90 day arrears and gross charge-off rates remained stable at 1.4% (2017: 1.4%) and 0.8% (2017: 0.8%) respectively.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 87% (2017: 87%) of Barclays Group's total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross charge-off rate
As at 31.12.18	£m	%	%	%
Barclays UK
UK cards	17,285	1.8	0.9	4.7
UK personal loans	6,335	2.3	1.1	3.7
Barclays International
US cards	22,178	2.7	1.4	5.7
Barclays partner finance	4,216	1.1	0.4	2.3
Germany consumer lending	3,545	1.9	0.8	2.9

As at 31.12.17
Barclays UK
UK cards	17,686	1.8	0.8	5.0
UK personal loans	6,255	2.5	1.2	3.3
Barclays International
US cards	21,350	2.6	1.3	5.0
Barclays partner finance	3,814	1.3	0.5	2.6
Germany consumer lending	3,384	2.3	1.0	3.2

UK cards: 30 and 90 day arrears rates remained stable. The annualised gross charge-off rate reduced to 4.7% (2017: 5.0%) as a result of charge-offs returning to stabilised levels in 2018 following one-off accelerated charge-offs in 2017.

UK personal loans: 30 and 90 day arrears rates reduced slightly, whilst the annualised charge-off rate increased. These movements were as a result of accounts remaining in collections longer than expected during 2017 being moved to charge-off following resolution of collections performance issues.

US cards: The annualised gross charge-off rate increased to 5.7% (2017: 5.0%) broadly in line with trends across the industry and change in portfolio mix reflecting a one-off asset sale benefiting 2017.

Barclays partner finance: 30 and 90 day arrears rates reduced driven by improved quality of new business and better arrears management.

Germany consumer lending: Arrears and charge-off rates reduced due to improved performance in collections along with booking lower risk business.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Head Office.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class1

	Year ended 31.12.18			Year ended 31.12.17
	Average	High2	Low2	Average	High2	Low2
	£m	£m	£m	£m	£m	£m
Credit risk	11	16	8	12	18	8
Interest rate risk	8	19	3	8	15	4
Equity risk	7	14	4	8	14	4
Basis risk	6	8	4	5	6	3
Spread risk	6	9	3	5	8	3
Foreign exchange risk	3	7	2	3	7	2
Commodity risk	1	2	-	2	3	1
Inflation risk	3	4	2	2	4	1
Diversification effect2	(24)	n/a	n/a	(26)	n/a	n/a
Total management VaR	21	27	15	19	26	14

1	Excludes BAGL from 23 July 2018.
2
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historic correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Management VaR remained relatively stable year on year. The marginal increase in average management VaR in 2018 was due to a higher volatility environment compared to 2017.

Treasury and Capital Risk

The Barclays Group has a comprehensive Key Risk Control Framework for managing its liquidity risk. The Liquidity Framework meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Barclays Group's liquidity risk appetite (LRA). The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

As at 31 December 2018, the Barclays Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements. The short term stress scenarios comprise a 30-day Barclays specific stress event, a 90-day market-wide stress event and a 30-day combined scenario consisting of both a Barclays specific and market-wide stress.

Liquidity Coverage Ratio	As at 31.12.18	As at 31.12.17
	£bn	£bn
Eligible liquidity buffer	219	215
Net stress outflows	(129)	(140)
Surplus	90	75
Liquidity coverage ratio	169%	154%

The Barclays Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool.

Composition of the Group liquidity pool
	As at 31.12.18				As at 31.12.17
	Liquidity pool	Liquidity pool of which interim CRD IV LCR-eligible3			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	181	176	-	-	173

Government bonds2
AAA to AA-	27	-	23	-	31
BBB+ to BBB-	4	-	4	-	2
Other LCR ineligible government bonds	1	-	-	-	1
Total government bonds	32	-	27	-	34

Other
Government guaranteed issuers, PSEs and GSEs	6	-	5	1	6
International organisations and MDBs	5	-	5	-	4
Covered bonds	3	-	3	-	2
Other	-	-	-	-	1
Total other	14	-	13	1	13

Total as at 31 December 2018	227	176	40	1
Total as at 31 December 2017	220	169	43	2

1	Of which over 99% (December 2017: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 71% (December 2017: over 84%) comprised of UK, US, French, German, Swiss and Dutch securities.
3
The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRD IV qualifying assets that are not eligible under Barclays' internal risk appetite.

The Barclays Group liquidity pool was £227bn as at 31 December 2018 (December 2017: £220bn). During 2018, the month-end liquidity pool ranged from £207bn to £243bn (December 2017: £165bn to £232bn), and the month-end average balance was £225bn (December 2017: £202bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 31 December 2018, 90% (December 2017: 93%) of the liquidity pool was located in Barclays Bank PLC and Barclays Bank UK PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Barclays Group in calculating the LCR.

Deposit funding	As at 31.12.18			As at 31.12.17
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	189	197	96%	95%
Barclays International	127	197	65%	68%
Head Office	11	-
Barclays Group	326	395	83%	81%

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost. Comparatives have been restated based on this approach.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £154bn (December 2017: £144bn). In 2018, Barclays Group issued £12.2bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of different tenors and currencies.

Barclays Bank PLC continued to issue in the shorter-term markets and Barclays Bank UK PLC issued in the shorter-term and secured markets, helping to maintain their stable and diversified funding bases.

Barclays Group has continued to reduce its reliance on short-term wholesale funding, where the proportion maturing in less than 1 year fell to 30% (December 2017: 31%). Wholesale funding of £46.7bn (December 2017: £44.9bn) matures in less than one year, of which £19.1bn (December 2017: £13.8bn)2 relates to term funding. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £180bn (December 2017: £175bn).

Maturity profile of wholesale funding1,2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	-	-	-	1.6	1.6	1.1	4.4	1.3	6.7	16.3	31.4
Senior unsecured (privately placed)	-	-	-	-	-	-	0.2	-	0.2	0.5	0.9
Subordinated liabilities	-	-	-	-	-	-	-	-	-	6.8	6.8
Barclays Bank PLC (including
subsidiaries)
Certificates of deposit and commercial paper	0.1	7.8	3.5	8.0	19.4	1.2	0.8	0.5	0.1	-	22.0
Asset backed commercial paper	2.0	3.7	1.1	-	6.8	-	-	-	-	-	6.8
Senior unsecured (public benchmark)	-	0.3	1.1	1.1	2.5	3.0	0.4	-	-	1.2	7.1
Senior unsecured (privately placed)3	0.1	3.0	2.3	5.6	11.0	7.7	4.6	2.6	4.0	16.5	46.4
Asset backed securities	-	-	-	1.0	1.0	1.2	0.2	0.2	0.6	2.6	5.8
Subordinated liabilities	0.2	0.1	-	0.1	0.4	0.9	5.2	3.4	-	4.1	14.0
Other	0.1	-	-	-	0.1	0.1	-	-	0.3	1.1	1.6
Barclays Bank UK PLC (including
subsidiaries)
Certificates of deposit and commercial paper	-	1.0	0.2	0.1	1.3	-	-	-	-	-	1.3
Covered bonds	-	-	-	1.8	1.8	1.0	1.0	2.4	1.3	1.1	8.6
Asset backed securities	-	-	-	0.8	0.8	0.5	-	-	-	-	1.3
Total as at 31 December 2018	2.5	15.9	8.2	20.1	46.7	16.7	16.8	10.4	13.2	50.2	154.0
Of which secured	2.0	3.7	1.1	3.6	10.4	2.7	1.2	2.6	1.9	3.7	22.5
Of which unsecured	0.5	12.2	7.1	16.5	36.3	14.0	15.6	7.8	11.3	46.5	131.5

Total as at 31 December 2017	7.2	14.9	12.5	10.3	44.9	18.7	12.0	13.6	10.8	43.7	143.7
Of which secured	1.9	5.1	1.0	0.2	8.2	3.5	2.0	1.0	2.5	3.1	20.3
Of which unsecured	5.3	9.8	11.5	10.1	36.7	15.2	10.0	12.6	8.3	40.6	123.4

1
The composition of wholesale funds principally comprises of the debt securities and subordinated liabilities. It does not include participation in the central bank monetary initiatives which are reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises of public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £35.7bn, of which £6.2bn matures within one year.

Capital

Barclays' fully loaded CET1 regulatory requirement is 11.7% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement applicable from 1 January 2019, and a 0.5% Countercyclical Capital Buffer (CCyB).

The CCB and the G-SII buffer, determined by the PRA in line with guidance from the Financial Stability Board (FSB), were subject to phased implementation at 25% per annum from 2016 with full effect from 1 January 2019. The CCB has been set at 2.5% with 1.9% applicable for 2018. The G-SII buffer for 2018 has been set at 1.5% with 1.1% applicable for 2018. The FSB confirmed that the G-SII buffer will remain at 1.5% applicable for 2019 and 2020.

The Barclays CCyB is based on the buffer rate applicable for each jurisdiction in which Barclays have exposures. On 28 November 2018, the Financial Policy Committee (FPC) increased the CCyB rate for UK exposures from 0.5% to 1%. The buffer rates set by other national authorities for our non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for Barclays for Q418.

Barclays' Pillar 2A requirement as per the PRA's Individual Capital Requirement for 2018 is 4.3%, of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.4% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

As at 31 December 2018, Barclays' transitional CET1 ratio was 13.2% which exceeded the 2018 transitional minimum requirement of 10.4% comprising a 4.5% Pillar 1 minimum, a 1.9% CCB, a 1.1% G-SII buffer, a 0.5% CCyB and a 2.4% Pillar 2A requirement.

Capital ratios1,2,3
	As at 31.12.18	As at 30.09.18	As at 31.12.17
CET1	13.2%	13.2%	13.3%
Tier 1 (T1)	17.0%	17.5%	17.2%
Total regulatory capital	20.7%	21.3%	21.5%

Capital resources	£bn	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	62.6	63.2	63.9
Less: other equity instruments (recognised as AT1 capital)	(9.6)	(10.8)	(8.9)
Adjustment to retained earnings for foreseeable dividends	(0.7)	(0.5)	(0.4)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.7)	(1.6)	(1.4)
Goodwill and intangible assets	(8.0)	(7.9)	(7.9)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.5)	(0.6)	(0.6)
Fair value reserves related to gains or losses on cash flow hedges	(0.7)	(0.4)	(1.2)
Excess of expected losses over impairment	-	-	(1.2)
Gains or losses on liabilities at fair value resulting from own credit	(0.1)	0.1	0.1
Defined benefit pension fund assets	(1.3)	(0.8)	(0.7)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.3	1.3	-
CET1 capital	41.1	41.7	41.6

AT1 capital
Capital instruments and related share premium accounts	9.6	10.8	8.9
Qualifying AT1 capital (including minority interests) issued by subsidiaries	2.4	2.7	3.5
Other regulatory adjustments and deductions	(0.1)	(0.1)	(0.1)
AT1 capital	11.9	13.5	12.3

T1 capital	53.0	55.2	53.9

T2 capital
Capital instruments and related share premium accounts	6.6	6.6	6.5
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.3	5.6	7.0
Other regulatory adjustments and deductions	(0.3)	(0.3)	(0.3)
Total regulatory capital	64.6	67.2	67.2

Total RWAs	311.9	316.2	313.0

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC additional tier 1 (AT1) securities, was 12.8%, with £39.8bn of CET1 capital and £311.8bn of RWAs calculated without applying the transitional arrangements of the CRR.

3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.2%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital
	Three months ended	Year ended
	31.12.18	31.12.18
	£bn	£bn
Opening CET1 capital	41.7	41.6

Effects of changes in accounting policies	-	(2.2)

Profit for the period attributable to equity holders	0.2	2.1
Own credit relating to derivative liabilities	-	(0.1)
Dividends paid and foreseen	(0.4)	(1.7)
(Decrease)/ Increase in retained regulatory capital generated from earnings	(0.3)	0.4

Net impact of share schemes	0.1	0.1
Fair value through other comprehensive income reserve	0.2	(0.5)
Currency translation reserve	0.4	0.8
Other reserves	(1.0)	(1.0)
Decrease in other qualifying reserves	(0.3)	(0.6)

Pension remeasurements within reserves	0.6	0.3
Defined benefit pension fund asset deduction	(0.5)	(0.6)
Net impact of pensions	0.1	(0.3)

Additional value adjustments (PVA)	(0.1)	(0.4)
Goodwill and intangible assets	(0.1)	(0.1)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	0.1	0.1
Excess of expected loss over impairment	-	1.2
Adjustment under IFRS 9 transitional arrangements	-	1.3
(Decrease)/ Increase in regulatory capital due to adjustments and deductions	(0.1)	2.2

Closing CET1 capital	41.1	41.1

CET1 capital decreased £0.5bn to £41.1bn.

£4.2bn of organic capital generated from profits was more than offset by £2.1bn of litigation and conduct charges, as the Barclays Group resolved legacy matters, as well as the following significant items:

●	£1.7bn of dividends paid and foreseen for ordinary dividends and AT1 coupons
●
A £1bn decrease in other qualifying reserves following the redemption of the legacy $2.65bn 8.125% Series Non-Cumulative Callable Dollar Preference Shares and $2bn 8.25% AT1 securities due to these instruments being held on the balance sheet at historical FX rates

●	A £0.3bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.25bn in April 2018 and £0.25bn in September 2018

The implementation of IFRS 9 resulted in a net increase in CET1 capital as the initial decrease in shareholders' equity of £2.2bn on implementation was more than offset by the transitional relief of £1.3bn and the removal of £1.2bn of regulatory deduction for the excess of expected loss over impairment.

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31.12.18	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	3.3	59.7	0.2	-	-	0.1	0.1	-	11.8	75.2
Barclays International	55.6	67.0	9.9	15.0	0.2	3.3	13.9	16.8	29.0	210.7
Head Office	4.3	5.8	-	-	-	-	-	-	15.9	26.0
Barclays Group	63.2	132.5	10.1	15.0	0.2	3.4	14.0	16.8	56.7	311.9

As at 30.09.18
Barclays UK	3.4	59.2	0.3	-	-	0.1	-	-	11.8	74.8
Barclays International	51.6	68.8	15.3	16.8	0.1	3.4	15.8	14.4	28.4	214.6
Head Office	4.1	6.0	-	0.2	-	-	-	-	16.5	26.8
Barclays Group	59.1	134.0	15.6	17.0	0.1	3.5	15.8	14.4	56.7	316.2

As at 31.12.17
Barclays UK	3.8	55.0	-	-	-	-	-	-	12.2	70.9
Barclays International	49.1	69.5	17.0	17.2	0.1	2.8	13.3	13.5	27.7	210.3
Head Office	2.9	9.8	0.1	0.6	-	0.2	0.1	1.4	16.8	31.8
Barclays Group	55.8	134.2	17.1	17.9	0.1	3.0	13.4	14.9	56.7	313.0

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Year ended 31.12.18	£bn	£bn	£bn	£bn	£bn
Opening RWAs	190.0	38.0	28.3	56.7	313.0
Book size	6.8	(0.6)	2.2	-	8.4
Acquisitions and disposals	(3.6)	(0.3)	(0.2)	-	(4.1)
Book quality	(2.9)	(0.5)	-	-	(3.4)
Model updates	-	-	-	-	-
Methodology and policy	2.2	(7.8)	0.5	-	(5.1)
Foreign exchange movements1	3.1	-	-	-	3.1
Closing RWAs	195.6	28.8	30.8	56.7	311.9

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs decreased £1.1bn to £311.9bn:

●	Book size increased RWAs £8.4bn primarily due to increased lending activity within the Investment Banking and Consumer, Cards & Payments businesses
●	Acquisitions and disposals decreased RWAs £4.1bn primarily due to the regulatory deconsolidation of BAGL
●	Book quality decreased RWAs £3.4bn primarily due to changes in the risk profile in Barclays International
●	Methodology and policy decreased RWAs £5.1bn primarily due to an extended regulatory permission to use the modelled exposure measurement approach
●	Foreign exchange movements increased RWAs £3.1bn primarily due to appreciation of period end USD against GBP

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.8% as at 31 December 2018; this comprised the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.39% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.39% transitional G-SII ALRB was £4.4bn and the 0.2% CCLB was £2.2bn. The fully loaded UK leverage requirement is expected to be 4.0%.

From 1 January 2018, following the end of the transitional period Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. During the transitional period, the exposure measure was based on the last day of each month in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

	As at 31.12.18	As at 30.09.18	As at 31.12.17
Leverage ratios1,2	£bn	£bn	£bn
UK leverage ratio	5.1%	4.9%	5.1%

CET1 capital	41.1	41.7	41.6
AT1 capital	9.5	10.7	8.8
T1 capital3	50.6	52.5	50.4

UK leverage exposure	999	1,063	985

Average UK leverage ratio	4.5%	4.6%	4.9%
Average T1 capital3	50.5	51.8	51.2
Average UK leverage exposure4	1,110	1,119	1,045

UK leverage exposure
Accounting assets
Derivative financial instruments	223	215	238
Derivative cash collateral	48	47	53
Securities financing transactions (SFTs)	121	129	113
Loans and advances and other assets	741	780	729
Total IFRS assets	1,133	1,171	1,133

Regulatory consolidation adjustments	(2)	(1)	8

Derivatives adjustments
Derivatives netting	(202)	(194)	(217)
Adjustments to cash collateral	(42)	(40)	(42)
Net written credit protection	19	16	14
Potential future exposure (PFE) on derivatives	123	133	120
Total derivatives adjustments	(102)	(85)	(125)

SFTs adjustments	17	17	19

Regulatory deductions and other adjustments	(11)	(11)	(13)

Weighted off-balance sheet commitments	108	101	103

Qualifying central bank claims	(144)	(129)	(140)

UK leverage exposure2	999	1,063	985

1	The fully loaded UK leverage ratio was 4.9%, with £49.3bn of T1 capital and £997bn of leverage exposure calculated without applying the transitional arrangements of the CRR.
2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR.
3	The T1 capital is calculated in line with the PRA Handbook, which excludes grandfathered AT1 instruments allowed under the CRR.
4	The average UK leverage exposure as at 31 December 2017 was calculated based on the last day of each month in the quarter.

The UK leverage ratio remained flat at 5.1% (December 2017: 5.1%). The leverage exposure increased marginally to £999bn (December 2017: £985bn), the leverage exposure movements included:

●	Loans and advances and other assets increased £12bn to £741bn primarily driven by growth in the UK mortgage portfolio
●	SFTs increased £8bn to £121bn primarily driven by the CIB utilising leverage balance sheet more efficiently within high returning financing businesses
●	Regulatory consolidation adjustments decreased £10bn primarily driven by the regulatory deconsolidation of BAGL

The average UK leverage ratio decreased to 4.5% (December 2017: 4.9%) partially driven by the change to the daily exposure measure. Average UK leverage exposures increased due to higher trading activity in SFTs and trading portfolio assets, as well as a decrease in average Tier 1 capital.

The difference between the average UK leverage ratio and the UK leverage ratio was primarily driven by lower trading portfolio assets, settlement exposures and SFT exposures at quarter end.

Barclays is required to disclose a CRR leverage ratio. This is included in the additional Barclays regulatory disclosures, prepared in accordance with European Banking Authority (EBA) guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see Barclays PLC Pillar 3 Report 2018 (unaudited)), due to be published by 21 February 2019, available at home.barclays/investor-relations/reports-and-events/annual-reports.

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England's statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard. Institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of either: (i) two times the sum of its Pillar 1 and Pillar 2A requirements or; (ii) the higher of two times its leverage ratio requirement or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays' indicative MREL requirement is currently expected to be 30.0% of RWAs from 1 January 2022 consisting of the following components:

●	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.7% Pillar 2A buffers respectively
●	Regulatory buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% from the planned introduction of a 1% CCyB for the UK1

MREL ratios and position

MREL ratios	As at 31.12.18	As at 30.09.18	As at 31.12.17
CET1 capital2	13.2%	13.2%	13.3%
Additional tier 1 (AT1) capital instruments and related share premium accounts	3.1%	3.4%	2.9%
Tier 2 (T2) capital instruments and related share premium accounts	2.1%	2.1%	2.1%
Term senior unsecured funding	9.7%	9.4%	6.8%
Total Barclays PLC (the Parent company) MREL ratio	28.1%	28.1%	25.0%
Qualifying AT1 capital (including minority interests) issued by subsidiaries3	0.7%	0.8%	1.1%
Qualifying T2 capital (including minority interests) issued by subsidiaries3	1.6%	1.7%	2.2%
Total MREL ratio, including eligible Barclays Bank PLC instruments	30.5%	30.7%	28.2%

MREL position	£bn	£bn	£bn
CET1 capital2	41.1	41.7	41.6
AT1 capital instruments and related share premium accounts	9.6	10.8	8.9
T2 capital instruments and related share premium accounts	6.6	6.6	6.5
Term senior unsecured funding	30.4	29.8	21.2
Total Barclays PLC (the Parent company) MREL position	87.7	89.0	78.2
Qualifying AT1 capital (including minority interests) issued by subsidiaries3	2.3	2.6	3.4
Qualifying T2 capital (including minority interests) issued by subsidiaries3	5.1	5.4	6.8
Total MREL position, including eligible Barclays Bank PLC instruments	95.1	97.0	88.4

Total RWAs2	311.9	316.2	313.0

1	2022 requirements subject to Bank of England review by the end of 2020.
2	CET1 capital and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.
3	Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (December 2017: £0.1bn), and other T2 credit risk adjustments and deductions of £0.3bn (December 2017: £0.3bn).

Statement of Directors' Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

●
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 53 to 57), which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements as included in the Annual Report for the year ended 31 December 2018; and

●
to the best of their knowledge, the management information (set out on pages 1 to 51) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 31 December 2018.

Signed on behalf of the Board by

James E Staley	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman John McFarlane	Executive Directors James E Staley Tushar Morzaria
Non-executive Directors
Mike Ashley
Tim Breedon CBE
Sir Ian Cheshire
Mary Anne Citrino
Mary Francis CBE
Crawford Gillies
Sir Gerry Grimstone
Reuben Jeffery III
Matthew Lester
Dambisa Moyo
Diane Schueneman
Mike Turner CBE

Condensed Consolidated Financial Statements

Condensed consolidated income statement
		Year ended	Year ended
		31.12.18	31.12.17
Continuing operations	Notes1	£m	£m
Net interest income		9,062	9,845
Net fee and commission income		6,809	6,814
Net trading income		4,566	3,500
Net investment income		585	861
Other income		114	56
Total income		21,136	21,076
Credit impairment charges and other provisions		(1,468)	(2,336)
Net operating income		19,668	18,740

Staff costs		(8,629)	(8,560)
Administration and general expenses		(7,614)	(6,896)
Operating expenses		(16,243)	(15,456)

Profit on disposal of undertakings and share of results of associates and joint ventures		69	257
Profit before tax		3,494	3,541
Tax charge	1	(1,122)	(2,240)
Profit after tax in respect of continuing operations		2,372	1,301
Loss after tax in respect of discontinued operation		-	(2,195)
Profit/(loss) after tax		2,372	(894)

Attributable to:
Equity holders of the parent		1,394	(1,922)
Other equity instrument holders		752	639
Total equity holders of the parent		2,146	(1,283)
Non-controlling interests in respect of continuing operations	2	226	249
Non-controlling interests in respect of discontinued operation	2	-	140
Profit/(loss) after tax		2,372	(894)

Earnings per share		p	p
Basic earnings/(loss) per ordinary share	3	9.4	(10.3)
Basic earnings per ordinary share in respect of continuing operations	3	9.4	3.5
Basic loss per ordinary share in respect of discontinued operation	3	-	(13.8)
Diluted earnings/(loss) per ordinary share	3	9.2	(10.1)
Diluted earnings per ordinary share in respect of continuing operations	3	9.2	3.4
Diluted loss per ordinary share in respect of discontinued operation	3	-	(13.5)

1	For notes to the Financial Statements see pages 58 to 63.

Condensed consolidated statement of comprehensive income

		Year ended	Year ended
		31.12.18	31.12.17
	Notes1	£m	£m
Profit/(loss) after tax		2,372	(894)
Profit after tax in respect of continuing operations		2,372	1,301
Loss after tax in respect of discontinued operation		-	(2,195)

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:2
Currency translation reserve	11	834	(1,337)
Available for sale reserve3	11	-	449
Fair value through other comprehensive income reserve3	11	(226)	-
Cash flow hedging reserve	11	(501)	(948)
Other	11	30	(5)
Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations		137	(1,841)

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:2
Retirement benefit remeasurements	8	313	53
Fair value through other comprehensive income reserve3	11	(260)	-
Own credit	11	58	(11)
Other comprehensive income not recycled to profit or loss from continuing operations		111	42

Other comprehensive income/(loss) from continuing operations		248	(1,799)

Other comprehensive income from discontinued operation		-	1,301

Total comprehensive income/(loss):
Total comprehensive income/(loss) for the period, net of tax from continuing operations		2,620	(498)
Total comprehensive loss for the period, net of tax from discontinued operation		-	(894)
Total comprehensive income/(loss)		2,620	(1,392)

Attributable to:
Equity holders of the parent		2,394	(1,749)
Non-controlling interests		226	357
Total comprehensive income/(loss) for the year		2,620	(1,392)

1	For notes to the Financial Statements see pages 58 to 63.
2	Reported net of tax.
3	Following the adoption of IFRS 9, Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve.

Condensed consolidated balance sheet

		As at 31.12.18	As at 31.12.172
Assets	Notes1	£m	£m
Cash and balances at central banks		177,069	171,082
Cash collateral and settlement balances		77,222	77,168
Loans and advances at amortised cost		326,406	324,048
Reverse repurchase agreements and other similar secured lending		2,308	12,546
Trading portfolio assets		104,187	113,760
Financial assets at fair value through the income statement		149,648	116,281
Derivative financial instruments		222,538	237,669
Financial investments		-	58,915
Financial assets at fair value through other comprehensive income		52,816	-
Investments in associates and joint ventures		762	718
Goodwill and intangible assets		7,973	7,849
Property, plant and equipment		2,535	2,572
Current tax assets	1	798	482
Deferred tax assets	1	3,828	3,457
Retirement benefit assets	8	1,768	966
Other assets		3,425	4,542
Assets included in disposal groups classified as held for sale		-	1,193
Total assets		1,133,283	1,133,248

Liabilities
Deposits at amortised cost		394,838	398,701
Cash collateral and settlement balances		67,522	68,143
Repurchase agreements and other similar secured borrowing		18,578	40,338
Debt securities in issue		82,286	73,314
Subordinated liabilities	6	20,559	23,826
Trading portfolio liabilities		37,882	37,351
Financial liabilities designated at fair value		216,834	173,718
Derivative financial instruments		219,643	238,345
Current tax liabilities	1	628	586
Deferred tax liabilities	1	51	44
Retirement benefit liabilities	8	315	312
Other liabilities		7,716	9,011
Provisions	7	2,652	3,543
Total liabilities		1,069,504	1,067,232

Equity
Called up share capital and share premium	9	4,311	22,045
Other reserves	11	5,153	5,383
Retained earnings		43,460	27,536
Shareholders' equity attributable to ordinary shareholders of the parent		52,924	54,964
Other equity instruments	10	9,632	8,941
Total equity excluding non-controlling interests		62,556	63,905
Non-controlling interests	2	1,223	2,111
Total equity		63,779	66,016

Total liabilities and equity		1,133,283	1,133,248

1	For notes to the Financial Statements see pages 58 to 63.
2
Barclays introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 8, Transition disclosures on pages 347 to 354 of the 2018 Annual Report and the Credit risk disclosures on pages 149 to 175.

Condensed consolidated statement of changes in equity
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Year ended 31.12.18	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016
Effects of changes in accounting policies	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	22,045	8,941	5,247	25,522	61,755	2,111	63,866
Continuing operations
Profit after tax	-	752	-	1,394	2,146	226	2,372
Other comprehensive profit after tax for the period	-	-	(95)	343	248	-	248
Total comprehensive income for the year	-	752	(95)	1,737	2,394	226	2,620
Issue of new ordinary shares	88	-	-	-	88	-	88
Issue of shares under employee share schemes	51	-	-	449	500	-	500
Capital reorganisation3	(17,873)	-	-	17,873	-	-	-
Issue and exchange of other equity instruments	-	692	-	(308)	384	-	384
Other equity instruments coupons paid	-	(752)	-	203	(549)	-	(549)
Redemption of preference shares	-	-	-	(732)	(732)	(1,309)	(2,041)
Debt to equity reclassification4	-	-	-	-	-	419	419
Treasury shares	-	-	1	(499)	(498)	-	(498)
Dividends paid	-	-	-	(768)	(768)	(226)	(994)
Other movements	-	(1)	-	(17)	(18)	2	(16)
Balance as at 31 December 2018	4,311	9,632	5,153	43,460	62,556	1,223	63,779

Year ended 31.12.17
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365
Effects of changes in accounting policies	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	21,842	6,449	5,876	30,706	64,873	6,492	71,365
Profit after tax	-	639	-	413	1,052	249	1,301
Other comprehensive profit after tax for the period	-	-	(1,846)	48	(1,798)	(1)	(1,799)
Total comprehensive income net of tax from continuing operations	-	639	(1,846)	461	(746)	248	(498)
Total comprehensive income net of tax from discontinued operation	-	-	1,332	(2,335)	(1,003)	109	(894)
Total comprehensive income for the year	-	639	(514)	(1,874)	(1,749)	357	(1,392)
Issue of new ordinary shares	117	-	-	-	117	-	117
Issue of shares under employee share schemes	86	-	-	505	591	-	591
Issue and exchange of other equity instruments	-	2,490	-	-	2,490	-	2,490
Other equity instruments coupons paid	-	(639)	-	174	(465)	-	(465)
Redemption of preference shares	-	-	-	(479)	(479)	(860)	(1,339)
Treasury shares	-	-	14	(636)	(622)	-	(622)
Dividends paid	-	-	-	(509)	(509)	(415)	(924)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,462)	(3,821)
Other movements	-	2	7	8	17	(1)	16
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016

1	Details of share capital, other equity instruments and other reserves are shown on pages 62 to 63.
2	Details of non-controlling interests are shown on page 58.
3	Details of the capital reorganisation are shown on page 62.
4
Following a review of subordinated liabilities issued by Barclays Bank PLC, certain instruments have been deemed to have characteristics that would qualify them as equity and have subsequently been reclassified.

Condensed consolidated cash flow statement
	Year ended	Year ended
	31.12.18	31.12.17
Continuing operations	£m	£m
Profit before tax	3,494	3,541
Adjustment for non-cash items	985	6,023
Changes in operating assets and liabilities	4,573	51,855
Corporate income tax paid	(548)	(708)
Net cash from operating activities	8,504	60,711
Net cash from investing activities	678	3,502
Net cash from financing activities	(6,788)	961
Effect of exchange rates on cash and cash equivalents	4,160	(4,773)
Net increase in cash and cash equivalents from continuing operations	6,554	60,401
Net cash from discontinued operation	-	101
Net increase in cash and cash equivalents	6,554	60,502
Cash and cash equivalents at beginning of the period	204,612	144,110
Cash and cash equivalents at end of the period	211,166	204,612

Financial Statement Notes

1.      Tax

The tax charge for 2018 was £1,122m (2017: £2,240m), representing an effective tax rate of 32.1% (2017: 63.3%). Excluding litigation and conduct and a one-off net charge in 2017 due to the re-measurement of DTAs as a result of the reduction in the US federal corporate income tax rate under the US Tax Cuts and Jobs Act, the underlying effective tax rate reduced to 20.9% (2017: 29.4%), primarily due to the reduction in the US tax rate and the beneficial impact of adjustments to prior periods that have been recognised in 2018.

	Assets		Liabilities
	As at 31.12.18	As at 31.12.17	As at 31.12.18	As at 31.12.17
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	798	482	(628)	(586)
Deferred tax	3,828	3,457	(51)	(44)
Total	4,626	3,939	(679)	(630)

	As at 31.12.18	As at 31.12.17
Deferred tax assets and liabilities	£m	£m
Intermediate Holding Company (IHC) - US tax group	1,454	1,413
Barclays Bank PLC (US branch) - US tax group	1,087	1,234
Barclays PLC - UK tax group	861	492
Other	426	318
Deferred tax assets	3,828	3,457
Deferred tax liabilities	(51)	(44)
Net deferred tax	3,777	3,413

Analysis of net deferred tax
Temporary differences	3,248	2,817
Tax losses	529	596
Net deferred tax	3,777	3,413

2.        Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Year ended	Year ended
	31.12.18	31.12.17	As at 31.12.18	As at 31.12.17
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	204	242	529	1,838
- Upper T2 instruments	22	3	691	272
Barclays Africa Group Limited	-	140	-	-
Other non-controlling interests	-	4	3	1
Total	226	389	1,223	2,111

In December, Barclays Bank PLC redeemed its 8.125% USD Preference Shares in full. Following a review of the subordinated liabilities issued by Barclays Bank PLC, certain instruments have been deemed to have characteristics that would qualify them as equity and have subsequently been reclassified. These are accounted for as non-controlling interest.

3.      Earnings per share

	Year ended	Year ended
	31.12.18	31.12.17
	£m	£m
Profit/(loss) attributable to ordinary equity holders of the parent from continuing and discontinued operations	1,394	(1,922)
Tax credit on profit after tax attributable to other equity holders	203	174
Total profit/(loss) attributable to ordinary equity holders of the parent from continuing and discontinued operations	1,597	(1,748)

Continuing operations
Profit attributable to ordinary equity holders of the parent from continuing operations	1,394	413
Tax credit on profit after tax attributable to other equity holders	203	174
Profit attributable to equity holders of the parent from continuing operations	1,597	587

Discontinued operation
Loss attributable to ordinary equity holders of the parent from discontinued operation	-	(2,335)

Profit/(loss) attributable to equity holders of the parent from continuing and discontinued operations including dilutive impact on convertible options	1,597	(1,748)

	m	m
Basic weighted average number of shares in issue	17,075	16,996
Number of potential ordinary shares	308	288
Diluted weighted average number of shares	17,383	17,284

	p	p
Basic earnings/(loss) per ordinary share	9.4	(10.3)
Basic earnings per ordinary share from continuing operations	9.4	3.5
Basic loss per ordinary share from discontinued operation	-	(13.8)
Diluted earnings/(loss) per ordinary share	9.2	(10.1)
Diluted earnings per ordinary share from continuing operations	9.2	3.4
Diluted loss per ordinary share from discontinued operation	-	(13.5)

4.      Dividends on ordinary shares

It is Barclays' policy to declare and pay dividends on a semi-annual basis. The remaining dividend for 2018 of 4.0p per ordinary share will be paid on 5 April 2019 to shareholders on the Share Registrar on 1 March 2019 following the 2.5p half year dividend paid in September and accounted for as a distribution of retained earnings in the year ended 31 December 2019. The financial statements for 2018 include the following dividends paid during the year:

	Year ended 31.12.18		Year ended 31.12.17
	Per share	Total	Per share	Total
Dividends paid during the year	p	£m	p	£m
Final year dividend paid during year	2.0	341	2.0	339
Half year dividend paid during year	2.5	427	1.0	170
Total Dividend	4.5	768	3.0	509

5.      Fair value of financial instruments

The following table shows the Barclays Group's assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.18	£m	£m	£m	£m
Trading portfolio assets	51,029	49,545	3,613	104,187
Financial assets at fair value through the income statement	8,918	131,348	9,382	149,648
Derivative financial instruments	6,813	210,510	5,215	222,538
Financial assets at fair value through other comprehensive income	19,764	32,697	355	52,816
Investment property	-	-	9	9
Total assets	86,524	424,100	18,574	529,198

Trading portfolio liabilities	(20,654)	(17,225)	(3)	(37,882)
Financial liabilities designated at fair value	(76)	(216,478)	(280)	(216,834)
Derivative financial instruments	(6,152)	(208,748)	(4,743)	(219,643)
Total liabilities	(26,882)	(442,451)	(5,026)	(474,359)

As at 31.12.17
Trading portfolio assets	63,925	47,858	1,977	113,760
Financial assets at fair value through the income statement	4,347	104,187	7,747	116,281
Derivative financial assets	3,786	228,549	5,334	237,669
Available for sale investments	22,841	30,571	395	53,807
Investment property	-	-	116	116
Assets included in disposal groups classified as held for sale	-	-	29	29
Total assets	94,899	411,165	15,598	521,662

Trading portfolio liabilities	(20,905)	(16,442)	(4)	(37,351)
Financial liabilities designated at fair value	-	(173,238)	(480)	(173,718)
Derivative financial liabilities	(3,631)	(229,517)	(5,197)	(238,345)
Total liabilities	(24,536)	(419,197)	(5,681)	(449,414)

6. Subordinated liabilities
	Year ended	Year ended
	31.12.18	31.12.17
	£m	£m
Opening balance as at 1 January	23,826	23,383
Issuances	221	3,041
Redemptions	(3,246)	(1,378)
Other	(242)	(1,220)
Closing balance	20,559	23,826

Issuances of USD floating rate notes totalling £221m.

Redemptions totalling £3,246m include £500m Fixed/Floating Rate Subordinated Callable Notes, €1,750m 6% Fixed Rate Subordinated Notes (£1,532m), $1,000m 7.75% Contingent Capital Notes (£713m), $99m 7.7% Undated Subordinated Notes (£72m), €40m Floating Rate Subordinated Notes 2018 (£35m), €235m CMS Linked Subordinated Notes (£206m), £140m 8.25% Undated Subordinated Notes and a number of small redemptions by Barclays Securities Japan Limited totalling £48m.

Other movements include £514m due to the appreciation of USD and JPY against GBP offset by the reclassification of subordinated liabilities to non-controlling interests of £470m.

7. Provisions
	As at 31.12.18	As at 31.12.17
	£m	£m
Payment Protection Insurance redress	888	1,606
Other customer redress	444	639
Legal, competition and regulatory matters	414	435
Redundancy and restructuring	169	159
Undrawn contractually committed facilities and guarantees	271	79
Onerous contracts	139	225
Sundry provisions	327	400
Total	2,652	3,543

Payment Protection Insurance (PPI) redress

As at 31 December 2018, Barclays Group had recognised cumulative provisions totalling £9.6bn (2017: £9.2bn), of which £0.4bn was recognised in Q118, against the cost of Payment Protection Insurance (PPI) redress and associated processing costs. Utilisation of the cumulative provisions to date is £8.7bn (2017: £7.6bn), leaving a residual provision of £0.9bn (2017: £1.6bn).

Through to 31 December 2018, 2.4m (2017: 2.1m) customer initiated claims1 had been received and processed.

The current provision reflects the estimated costs of PPI redress primarily relating to customer initiated complaints and ongoing remediation programmes, based on information at year end. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays Group remains liable.

As at 31 December 2018, the provision of £0.9bn represents Barclays Group's best estimate of expected PPI redress reflecting the complaints deadline implemented by the Financial Conduct Authority (FCA) of 29 August 2019. However, it is possible the eventual outcome may differ from the current estimate. Barclays Group will continue to review the adequacy of provision level in respect of the future impacts.

The PPI provision is calculated using a number of key assumptions which continue to involve significant modelling and management judgement:

●	Customer initiated claim volumes - claims received but not yet processed plus an estimate of future claims initiated by customers, where the volume is anticipated to cease after the PPI deadline
●	Average claim redress - the expected average payment to customers for upheld claims based on the type and age of the policy/policies
●	Processing cost per claim - the cost to Barclays Group of assessing and processing each valid claim

These assumptions remain subjective, mainly due to the uncertainty associated with future claims levels, which include complaints driven by claims management company (CMC) activity and the FCA advertising campaign.

The following table outlines key forecast assumptions used in the provision calculation as at 31 December 2018 and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 31.12.18	Future expected policy claims	Sensitivity analysis in provision increase/decrease
Customer initiated claims received and processed1	2,400	290	50k=£117m
Average uphold rate per claim2 (%)	89	91	1%=£6m
Average redress per valid claim3 (£)	2,136	2,233	£100=£26m

1
Total mis-selling claims received directly by Barclays Group, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing. The sensitivity analysis has been calculated to show the impact of a 50,000 increase or decrease in the number of customer initiated mis-selling policy claims would have on the provision level inclusive of operational processing costs.

2
Average uphold rate per customer initiated mis-selling claims received directly by Barclays Group and proactive mailings, excluding those for which no PPI policy exists. The sensitivity analysis has been calculated to show the impact a 1% change in the average uphold rate per claim would have on the provision level.

3
Average redress stated on a per policy basis for future customer initiated mis-selling complaints received directly by Barclays Group. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

8.      Retirement benefits

As at 31 December 2018, the Barclays Group's IAS 19 pension surplus across all schemes was £1.5bn (December 2017: £0.7bn). The UKRF, which is the Barclays Group's main scheme, had an IAS 19 pension surplus of £1.7bn (December 2017: £1.0bn). The movement for the UKRF was driven by an increase in the discount rate, payment of deficit contributions and lower expected future price inflation, offset by lower than assumed asset returns and new early retirement and cash commutation factors. The Group has considered all of the implications of the High Court ruling in the Lloyds Banking Group Pension Trustees case on the requirement to equalise pensions in respect of GMP. This resulted in a £140m increase in pension obligation which has been recognised as a Past service cost. Any future clarifications to GMP equalisation leading to a change in financial assumptions are expected to be recognised in equity.

UKRF funding valuations

The scheme actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2018 and showed a deficit of £4.1bn and a funding level of 88.3%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2018 was largely due to payment of deficit contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires Barclays Bank PLC to pay deficit contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Group's share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Barclays Group structure that were implemented as a result of ring-fencing. Barclays Bank PLC remains as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of Barclays Bank UK PLC until 2025, and support from Barclays PLC should Barclays Bank PLC not pay the deficit contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

9.      Called up share capital

Called up share capital comprised 17,133m (December 2017: 17,060m) ordinary shares of 25p each. The increase was due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £17,873m credited to retained earnings.

Year ended 31.12.18	Ordinary share capital £m	Share premium £m	Total share capital and share premium £m
Opening balance	4,265	17,780	22,045
Movement	18	(17,752)	(17,734)
Closing balance	4,283	28	4,311

10.    Other equity instruments

Other equity instruments of £9,632m (December 2017: £8,941m) include AT1 securities issued by Barclays PLC. The increase is primarily due to the issuance of one USD AT1 security (December 2017: two issuances of GBP AT1 securities) with a principal amount of $2.5bn (December 2017: £2.5bn) and a redemption of one USD AT1 security (December 2017: none) with a principal amount of $2.0bn.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV. AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole but not in part at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

11. Other reserves
	As at 31.12.18	As at 31.12.17
	£m	£m
Currency translation reserve	3,888	3,054
Available for sale reserve	-	364
Fair value through other comprehensive income reserve	(258)	-
Cash flow hedging reserve	660	1,161
Own credit reserve	(121)	(179)
Other reserves and treasury shares	984	983
Total	5,153	5,383

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Group's net investment in foreign operations, net of the effects of hedging.

As at 31 December 2018, there was a credit balance of £3,888m (December 2017: £3,054m credit) in the currency translation reserve. The £834m credit movement principally reflected the strengthening of period end USD against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition. Following the adoption of IFRS 9, accumulated fair value changes of £228m previously recognised in the available for sale reserve are now recorded in fair value through other comprehensive income.

As at 31 December 2018, there was a debit balance of £258m in the fair value through other comprehensive income reserve (December 2017: £364m credit in the available for sale reserve). The decrease of £622m was driven by a transfer of £136m to retained earnings on IFRS 9 transition and a reduction of £584m primarily due to changes in fair value of bonds and decrease in BAGL share price. There was also £48m of net losses transferred to net profit and a tax credit of £65m with the remaining balance related to exchange and other movements.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2018, there was a credit balance of £660m (December 2017: £1,161m credit) in the cash flow hedging reserve. The decrease of £501m (December 2017: £944m decrease) principally reflected a £336m decrease in the fair value of interest rate swaps held for hedging purposes as major interest rate forward curves increased and £332m of gains transferred to net profit, partially offset by a tax credit of £175m with remaining balance related to exchange movements.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 31 December 2018, the amount of own credit recognised in the Barclays Group's other comprehensive income was a debit balance of £121m (December 2017: £179m debit). The movement of £58m is mainly attributable to the tightening of Barclays' funding spreads of £73m offset by tax of £19m.

Other reserves and treasury shares

As at 31 December 2018, there was a credit balance of £984m (December 2017: £983m credit) in other reserves relating to redeemed ordinary and preference shares issued by the Barclays Group.

This included a debit balance of £27m (December 2017: £28m debit) in other reserves relating to treasury shares. During the year, £267m (December 2017: £315m) net purchases of treasury shares were made, principally reflecting the increase in shares held for the purposes of employee share schemes, and £268m (December 2017: £329m) was transferred to retained earnings reflecting the vesting of deferred share-based payments.

Appendix: Non-IFRS Performance Measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 43.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible shareholders' equity
Calculated as the average of the previous month's period end tangible equity and the current month's period end tangible equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders' equity
Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders' equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 65.

Return on average allocated tangible equity
Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 65.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 29.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 25.
Tangible net asset value per share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 72.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 66 to 72.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Barclays Group's average tangible shareholders' equity and the amounts allocated to businesses.

	Attributable profit/(loss)	Tax credit in respect of interest payments on other equity instruments	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
For the year ended 31.12.18	£m	£m	£m	£bn	%
Barclays UK	1,158	40	1,198	10.0	11.9
Corporate and Investment Bank	1,641	140	1,781	26.0	6.9
Consumer, Cards and Payments	800	18	818	5.0	16.5
Barclays International	2,441	158	2,599	31.0	8.4
Head Office	(2,205)	5	(2,200)	3.1	n/m
Barclays Group	1,394	203	1,597	44.1	3.6

For the year ended 31.12.17
Barclays UK	853	40	893	9.1	9.8
Corporate and Investment Bank	167	102	269	24.0	1.1
Consumer, Cards and Payments	680	18	698	4.2	16.7
Barclays International	847	120	967	28.1	3.4
Head Office1	(868)	4	(864)	9.3	n/m
Barclays Non-Core	(419)	10	(409)	2.4	n/m
Africa Banking discontinued operation1	(2,335)	-	(2,335)	n/m	n/m
Barclays Group	(1,922)	174	(1,748)	48.9	(3.6)

1	Average allocated tangible equity for Africa Banking is included within Head Office.

Performance measures excluding litigation and conduct

	Year ended 31.12.18
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,604)	(7,349)	(2,312)	(9,661)	(1,978)	(16,243)
Impact of litigation and conduct	483	68	59	127	1,597	2,207
Operating expenses	(4,121)	(7,281)	(2,253)	(9,534)	(381)	(14,036)

Total income	7,383	9,765	4,261	14,026	(273)	21,136

Cost: income ratio excluding litigation and conduct	56%	75%	53%	68%	n/m	66%

Profit before tax
Profit/(loss) before tax	1,956	2,593	1,182	3,775	(2,237)	3,494
Impact of litigation and conduct	483	68	59	127	1,597	2,207
Profit/(loss) before tax excluding litigation and conduct	2,439	2,661	1,241	3,902	(640)	5,701

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,158	1,641	800	2,441	(2,205)	1,394
Post-tax impact of litigation and conduct	472	62	44	106	1,558	2,136
Attributable profit/(loss) excluding litigation and conduct	1,630	1,703	844	2,547	(647)	3,530
Tax credit in respect of interest payments on other equity instruments	40	140	18	158	5	203
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,670	1,843	862	2,705	(642)	3,733

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	26.2	6.1	32.3	6.2	52.1
Goodwill and intangibles	(3.6)	(0.2)	(1.1)	(1.3)	(3.1)	(8.0)
Average tangible shareholders' equity	10.0	26.0	5.0	31.0	3.1	44.1

Return on average tangible shareholders' equity excluding litigation and conduct	16.7%	7.1%	17.3%	8.7%	n/m	8.5%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,075

Basic earnings per ordinary share excluding litigation and conduct						21.9p

	Year ended 31.12.17
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office1	Barclays Group2
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,848)	(7,742)	(2,113)	(9,855)	(469)	(15,456)
Impact of litigation and conduct	759	267	2	269	151	1,207
Operating expenses	(4,089)	(7,475)	(2,111)	(9,586)	(318)	(14,249)

Total income	7,383	9,878	4,504	14,382	(159)	21,076

Cost: income ratio excluding litigation and conduct	55%	76%	47%	67%	n/m	68%

Profit before tax
Profit/(loss) before tax	1,747	2,056	1,219	3,275	(834)	3,541
Impact of litigation and conduct	759	267	2	269	151	1,207
Profit/(loss) before tax excluding litigation and conduct	2,506	2,323	1,221	3,544	(683)	4,748

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	853	167	680	847	(868)	(1,922)
Post-tax impact of litigation and conduct	733	259	1	260	137	1,150
Attributable profit/(loss) excluding litigation and conduct	1,586	426	681	1,107	(731)	(772)
Tax credit in respect of interest payments on other equity instruments	40	102	18	120	4	174
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,626	528	699	1,227	(727)	(598)

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	24.9	5.6	30.5	10.6	57.1
Goodwill and intangibles	(4.4)	(1.0)	(1.4)	(2.4)	(1.4)	(8.2)
Average tangible shareholders' equity	9.1	24.0	4.2	28.1	9.3	48.9

Return on average tangible shareholders' equity excluding litigation and conduct	17.8%	2.2%	16.8%	4.4%	n/m	(1.2%)

Basic earnings per ordinary share
Basic weighted average number of shares (m)						16,996

Basic loss per ordinary share excluding litigation and conduct						(3.5p)

1	Average tangible shareholders' equity for Africa is included within Head Office.
2	Barclays Group results also included Barclays Non-Core and the Africa Banking discontinued operation for the full year 2017.

Barclays Group
	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)
Impact of litigation and conduct	60	105	81	1,961	383	81	715	28
Operating expenses	(4,033)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)	(3,398)	(3,591)

Total income	5,073	5,129	5,576	5,358	5,022	5,173	5,058	5,823

Cost: income ratio excluding litigation and conduct	79%	65%	59%	63%	79%	63%	67%	62%

Profit before tax
Profit/(loss) before tax	374	1,461	1,895	(236)	93	1,107	659	1,682
Impact of litigation and conduct	60	105	81	1,961	383	81	715	28
Profit before tax excluding litigation and conduct	434	1,566	1,976	1,725	476	1,188	1,374	1,710

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(76)	1,002	1,232	(764)	(1,294)	583	(1,401)	190
Post-tax impact of litigation and conduct	62	85	59	1,930	351	77	703	19
Attributable (loss)/profit excluding litigation and conduct	(14)	1,087	1,291	1,166	(943)	660	(698)	209
Tax credit in respect of interest payments on other equity instruments	62	48	47	46	49	43	44	38
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	48	1,135	1,338	1,212	(894)	703	(654)	247

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	52.2	52.5	51.3	52.0	55.9	56.6	57.5	58.5
Goodwill and intangibles	(7.9)	(7.9)	(7.8)	(7.8)	(7.8)	(7.8)	(8.2)	(9.1)
Average tangible shareholders' equity	44.3	44.6	43.5	44.2	48.1	48.9	49.3	49.4

Return on average tangible shareholders' equity excluding litigation and conduct	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)	2.0%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,075	17,074	17,067	17,037	16,996	16,994	16,989	16,924

Basic earnings/(loss) per ordinary share excluding litigation and conduct	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)	1.5p

Barclays UK
	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)	(955)
Impact of litigation and conduct	15	54	3	411	53	11	699	(4)
Operating expenses	(1,160)	(988)	(968)	(1,005)	(1,176)	(980)	(974)	(959)

Total income	1,863	1,896	1,836	1,788	1,870	1,852	1,820	1,841

Cost: income ratio excluding litigation and conduct	62%	52%	53%	56%	63%	53%	54%	52%

Profit before tax
Profit/(loss) before tax	390	740	656	170	452	661	(74)	708
Impact of litigation and conduct	15	54	3	411	53	11	699	(4)
Profit before tax excluding litigation and conduct	405	794	659	581	505	672	625	704

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	232	500	464	(38)	245	423	(285)	470
Post-tax impact of litigation and conduct	12	48	1	411	37	8	691	(3)
Attributable profit excluding litigation and conduct	244	548	465	373	282	431	406	467
Tax credit in respect of interest payments on other equity instruments	9	10	9	12	13	9	9	9
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	253	558	474	385	295	440	415	476

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.6	13.7	13.6	13.4	13.1	14.0	13.5	13.6
Goodwill and intangibles	(3.5)	(3.6)	(3.5)	(3.5)	(3.5)	(4.6)	(4.8)	(4.7)
Average allocated tangible equity	10.1	10.1	10.1	9.8	9.6	9.4	8.7	8.9

Return on average allocated tangible equity excluding litigation and conduct	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%	21.5%

Barclays International
	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)
Impact of litigation and conduct	33	32	47	15	255	5	(4)	13
Operating expenses	(2,651)	(2,277)	(2,306)	(2,300)	(2,693)	(2,182)	(2,276)	(2,435)

Total income	3,221	3,290	3,707	3,808	3,319	3,315	3,610	4,138

Cost: income ratio excluding litigation and conduct	82%	69%	62%	60%	81%	66%	63%	59%

Profit before tax
Profit before tax	215	850	1,297	1,413	6	652	1,261	1,356
Impact of litigation and conduct	33	32	47	15	255	5	(4)	13
Profit before tax excluding litigation and conduct	248	882	1,344	1,428	261	657	1,257	1,369

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(72)	650	890	973	(1,168)	359	819	837
Post-tax impact of litigation and conduct	34	26	34	12	250	4	(3)	9
Attributable (loss)/profit excluding litigation and conduct	(38)	676	924	985	(918)	363	816	846
Tax credit in respect of interest payments on other equity instruments	51	37	36	34	34	32	27	27
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	13	713	960	1,019	(884)	395	843	873

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	32.4	32.5	32.8	31.4	29.9	31.5	30.1	30.5
Goodwill and intangibles	(1.1)	(1.3)	(1.4)	(1.4)	(1.4)	(2.6)	(2.8)	(2.8)
Average allocated tangible equity	31.3	31.1	31.4	30.1	28.5	28.9	27.4	27.7

Return on average allocated tangible equity excluding litigation and conduct	0.2%	9.2%	12.2%	13.6%	(12.4%)	5.5%	12.3%	12.6%

Corporate and Investment Bank
	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	85	498	835	1,175	(252)	593	925	790
Impact of litigation and conduct	23	32	-	13	255	5	(4)	11
Profit before tax excluding litigation and conduct	108	530	835	1,188	3	598	921	801

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(128)	397	567	805	(1,256)	340	623	460
Post-tax impact of litigation and conduct	27	25	-	10	250	4	(3)	8
Attributable (loss)/profit excluding litigation and conduct	(101)	422	567	815	(1,006)	344	620	468
Tax credit in respect of interest payments on other equity instruments	44	34	33	29	29	28	22	23
(Loss)/profit attributable to ordinary equity holders of the parent excluding litigation and conduct	(57)	456	600	844	(977)	372	642	491

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	26.0	26.2	26.7	25.9	24.7	25.8	24.4	24.8
Goodwill and intangibles	-	(0.2)	(0.3)	(0.3)	(0.4)	(1.1)	(1.2)	(1.3)
Average allocated tangible equity	26.0	25.9	26.4	25.6	24.3	24.8	23.3	23.5

Return on average allocated tangible equity excluding litigation and conduct	(0.9%)	7.0%	9.1%	13.2%	(16.1%)	6.0%	11.1%	8.3%

Consumer, Cards and Payments

Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	130	352	462	238	258	59	336	566
Impact of litigation and conduct	10	-	47	2	-	-	-	2
Profit before tax excluding litigation and conduct	140	352	509	240	258	59	336	568

Profit attributable to ordinary equity holders of the parent
Attributable profit	56	253	323	168	88	19	196	377
Post-tax impact of litigation and conduct	7	1	34	2	-	-	-	1
Attributable profit excluding litigation and conduct	63	254	357	170	88	19	196	378
Tax credit in respect of interest payments on other equity instruments	7	3	3	5	5	4	5	4
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	70	257	360	175	93	23	201	382

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.4	6.3	6.0	5.5	5.3	5.7	5.7	5.7
Goodwill and intangibles	(1.1)	(1.1)	(1.1)	(1.0)	(1.1)	(1.5)	(1.6)	(1.5)
Average allocated tangible equity	5.3	5.2	5.0	4.5	4.2	4.2	4.1	4.2

Return on average allocated tangible equity excluding litigation and conduct	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%	36.5%

Head Office
	Q418	Q318	Q218	Q118	Q417	Q317	Q217	Q117
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(231)	(129)	(58)	(1,819)	(365)	(206)	(122)	(141)
Impact of litigation and conduct	12	19	31	1,535	75	65	1	10
Loss before tax excluding litigation and conduct	(219)	(110)	(27)	(284)	(290)	(141)	(121)	(131)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(236)	(148)	(122)	(1,699)	(371)	(199)	(175)	(123)
Post-tax impact of litigation and conduct	16	11	24	1,507	64	65	1	7
Attributable loss excluding litigation and conduct	(220)	(137)	(98)	(192)	(307)	(134)	(174)	(116)

Tangible net asset value
	As at 31.12.18	As at 31.12.17
	£m	£m
Total equity excluding non-controlling interests	62,556	63,905
Other equity instruments	(9,632)	(8,941)
Goodwill and intangibles	(7,973)	(7,849)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	44,951	47,115

	m	m
Shares in issue	17,133	17,060

	p	p
Tangible net asset value per share	262	276

Shareholder Information

Results timetable1		Date
Ex-dividend date		28 February 2019
Dividend record date		1 March 2019
Scrip reference share price set and made available to shareholders		7 March 2019
Cut off time of 4.30 pm (UK time) for the receipt of Mandate Forms or Revocation Forms (as applicable)		15 March 2019
Dividend payment date/first day of dealing in new shares		5 April 2019
Q1 2019 Results Announcement		25 April 2019
For qualifying US and Canadian resident ADR holders, the 2018 full year of 4.0p per ordinary share becomes 16.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

	Year ended	Year ended
Exchange rates2	31.12.18	31.12.17	% Change3
Period end - USD/GBP	1.28	1.35	(5%)
Average - USD/GBP	1.33	1.29	3%
3 month average - USD/GBP	1.29	1.33	(3%)
Period end - EUR/GBP	1.12	1.13	(1%)
Average - EUR/GBP	1.13	1.14	(1%)
3 month average - EUR/GBP	1.13	1.13	-

Share price data
Barclays PLC (p)	150.52	203.10
Barclays PLC number of shares (m)	17,133	17,060

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.